FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 27, 2005, Series 2005-R5	**333-121781**

Name of Person Filing the Document
(If Other than the Registrant)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

z_amsi05r5_mkt - Price/Yield - M7

WAMCO First Loss Analysis

Balance	$15,000,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

WAL	4.57	16.92	17.18
Principal Writedown	0.00%	0.00%	2.73%
Collat Loss	5.07%	8.78%	8.82%
Collat Liquidation	12.56%	21.72%	21.82%
LIBOR	Forward	Forward	Forward
Prepay ARM	100 *wamco_arm_cpr	100 *wamco_arm_cpr	100 *wamco_arm_cpr
Prepay FRM	100 *wamco_frm_cpr	100 *wamco_frm_cpr	100 *wamco_frm_cpr
Default ARM	100 *wamco_arm_cdr	190 *wamco_arm_cdr	191 *wamco_arm_cdr
Default FRM	100 *wamco_frm_cdr	190 *wamco_frm_cdr	191 *wamco_frm_cdr
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	0%	0%	0%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_amsi05r5_mkt - Price/Yield - A2A

Balance	$66,082,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

Prepay	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
WAL	1.70	1.15	0.86	0.68	0.56
Principal Window Begin	1	1	1	1	1
Principal Window End	43	29	21	17	14
Principal # Months	43	29	21	17	14

M5

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.29%	12.19%	11.90%
CDR - Yield Break	12.25	12.1	11.71
% Cum Loss 1st $ Principal Loss	12.25%	12.14%	11.85%
CDR - 1st $ Principal Loss	12.2	12.04	11.65
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	12.77%	12.58%	12.20%
CDR - Yield Break	9.68	9.49	9.12
% Cum Loss 1st $ Principal Loss	12.72%	12.53%	12.13%
CDR - 1st $ Principal Loss	9.64	9.44	9.06
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	13.12%	12.85%	12.39%
CDR - Yield Break	8.01	7.8	7.46
% Cum Loss 1st $ Principal Loss	13.06%	12.80%	12.32%
CDR - 1st $ Principal Loss	7.97	7.76	7.41
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.83%	10.56%	10.14%
CDR - Yield Break	10.42	10.07	9.56
% Cum Loss 1st $ Principal Loss	10.80%	10.52%	10.09%
CDR - 1st $ Principal Loss	10.38	10.02	9.5
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.48%	11.14%	10.65%
CDR - Yield Break	8.5	8.18	7.74
% Cum Loss 1st $ Principal Loss	11.44%	11.10%	10.60%
CDR - 1st $ Principal Loss	8.46	8.14	7.69
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.95%	11.57%	11.04%
CDR - Yield Break	7.17	6.89	6.51
% Cum Loss 1st $ Principal Loss	11.91%	11.52%	10.97%
CDR - 1st $ Principal Loss	7.14	6.85	6.46

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.51%	12.58%	18.33%
CDR - Yield Break	9.66	9.49	8.37
% Cum Loss 1st $ Principal Loss	7.50%	12.53%	18.24%
CDR - 1st $ Principal Loss	9.64	9.44	8.31
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	6.77%	11.14%	16.07%
CDR - Yield Break	8.63	8.18	6.94
% Cum Loss 1st $ Principal Loss	6.76%	11.10%	15.99%
CDR - 1st $ Principal Loss	8.61	8.14	6.89

M9

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	8.94%	8.70%	8.25%
CDR - Yield Break	8.23	7.94	7.45
% Cum Loss 1st $ Principal Loss	8.88%	8.62%	8.20%
CDR - 1st $ Principal Loss	8.16	7.86	7.39
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.28%	8.96%	8.44%
CDR - Yield Break	6.6	6.32	5.89
% Cum Loss 1st $ Principal Loss	9.21%	8.87%	8.38%
CDR - 1st $ Principal Loss	6.54	6.25	5.84
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.51%	9.14%	8.57%
CDR - Yield Break	5.5	5.25	4.87
% Cum Loss 1st $ Principal Loss	9.43%	9.05%	8.50%
CDR - 1st $ Principal Loss	5.45	5.19	4.83
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.86%	7.50%	6.99%
CDR - Yield Break	7.06	6.66	6.13
% Cum Loss 1st $ Principal Loss	7.80%	7.43%	6.94%
CDR - 1st $ Principal Loss	6.99	6.59	6.08
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.31%	7.91%	7.35%
CDR - Yield Break	5.81	5.48	5.03
% Cum Loss 1st $ Principal Loss	8.25%	7.84%	7.28%
CDR - 1st $ Principal Loss	5.76	5.42	4.98
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.66%	8.21%	7.60%
CDR - Yield Break	4.95	4.65	4.26
% Cum Loss 1st $ Principal Loss	8.58%	8.13%	7.55%
CDR - 1st $ Principal Loss	4.9	4.6	4.23

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	3.75%	8.96%	15.01%
CDR - Yield Break	4.62	6.32	6.32
% Cum Loss 1st $ Principal Loss	3.73%	8.87%	14.88%
CDR - 1st $ Principal Loss	4.59	6.25	6.25
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	3.37%	7.91%	13.07%
CDR - Yield Break	4.13	5.48	5.27
% Cum Loss 1st $ Principal Loss	3.34%	7.84%	12.98%
CDR - 1st $ Principal Loss	4.1	5.42	5.22

M10

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	8.28%	8.06%	7.68%
CDR - 1st $ Principal Loss	7.5	7.25	6.84
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	8.57%	8.30%	7.86%
CDR - 1st $ Principal Loss	6.02	5.79	5.43
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	8.77%	8.48%	7.98%
CDR - 1st $ Principal Loss	5.02	4.82	4.5
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	7.27%	6.95%	6.51%
CDR - 1st $ Principal Loss	6.44	6.1	5.65
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	7.68%	7.32%	6.85%
CDR - 1st $ Principal Loss	5.31	5.02	4.65
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	7.99%	7.60%	7.11%
CDR - 1st $ Principal Loss	4.52	4.27	3.96

PREPAY STRESS

Fwd LIBOR/Swap Shift **Prepay**			
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	3.13%	8.30%	14.45%
CDR - 1st $ Principal Loss	3.83	5.79	6.01
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	NA	NA	NA
CDR - Yield Break	NA	NA	NA
% Cum Loss 1st $ Principal Loss	2.82%	7.32%	12.66%
CDR - 1st $ Principal Loss	3.44	5.02	5.06

jgoldstein

z_amsi05r5_mkt - Stack Price/Yield - M3
Fortis

Settle	6/24/2005
First Payment	7/25/2005

M3	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	11.61 CDR	15.31 CDR	9.63 CDR	12.56 CDR	14.67 CDR
Principal Writedown	0.38%	0.07%	0.33%	0.33%	0.35%
Total Collat Loss	13.37%	12.11%	15.09%	12.41%	11.68%
WAL	9.16	6.15	12.57	10.11	6.25
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Stack Price/Yield - M4
Fortis

Settle	6/24/2005
First Payment	7/25/2005

M4	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	9.99 CDR	13.01 CDR	8.42 CDR	10.54 CDR	12.4 CDR
Principal Writedown	0.38%	0.22%	0.64%	0.39%	0.18%
Total Collat Loss	11.81%	10.52%	13.57%	10.80%	10.08%
WAL	9.95	6.68	13.69	11.54	6.77
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Stack Price/Yield - M7
Fortis

Settle	6/24/2005
First Payment	7/25/2005

M7	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	6.38 CDR	7.85 CDR	5.7 CDR	6.2 CDR	7.31 CDR
Principal Writedown	0.70%	0.62%	0.33%	0.88%	0.03%
Total Collat Loss	8.02%	6.68%	9.83%	6.93%	6.26%
WAL	12.11	8.13	16.55	15.52	8.18
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Stack Price/Yield - M8
Fortis

Settle 6/24/2005
First Payment 7/25/2005

M8	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward - 100bps
Default	5.5 CDR	6.6 CDR	5.04 CDR	5.22 CDR	6.08 CDR
Principal Writedown	0.25%	0.22%	0.75%	0.89%	0.12%
Total Collat Loss	7.02%	5.69%	8.85%	5.97%	5.27%
WAL	12.51	8.39	17.17	16.35	8.47
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Stack Price/Yield - M9
Fortis

Settle 6/24/2005
First Payment 7/25/2005

M9	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	5.01 CDR	5.88 CDR	4.7 CDR	4.72 CDR	5.37 CDR
Principal Writedown	0.37%	0.13%	1.10%	1.58%	0.14%
Total Collat Loss	6.45%	5.11%	8.32%	5.46%	4.69%
WAL	14.10	9.46	19.22	18.74	9.56
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Stack Price/Yield - M10
Fortis

Settle	6/24/2005
First Payment	7/25/2005

M10	*Forward + 200bps*	*Forward + 200bps*	*Forward + 200bps*	*Forward + 300bps*	*Forward - 100bps*
Default	4.58 CDR	5.19 CDR	4.43 CDR	4.29 CDR	4.68 CDR
Principal Writedown	1.94%	0.57%	1.53%	1.84%	0.91%
Total Collat Loss	5.94%	4.54%	7.90%	5.01%	4.12%
WAL	14.37	9.63	19.43	19.07	9.74
Prepay (Arms)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Prepay (Fixed)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delq Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
	Scenario 1	**Scenario 2**	**Scenario 3**	**Scenario 4**	**Scenario 5**

z_amsi05r5_mkt - Price/Yield - M5

Balance	$23,250,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

WAL	11.54	11.56
Principal Writedown	0.55%	0.55%
Total Collat Loss	12.30%	12.19%
LIBOR	Forward	Forward + 100bps
Prepay	100 PricingSpeed	100 PricingSpeed
Default	12.24 CDR	12.09 CDR
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq Trigger	Fail	Fail
Optional Redemption	Call (N)	Call (N)

z_amsi05r5_mkt - Price/Yield - M7
Deerfield

Balance	$15,000,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

Default	9.72 CDR	9.53 CDR
Principal Writedown	0.40%	0.03%
Total Collat Loss	10.26%	10.11%
WAL	13.29	13.30
LIBOR	Forward	Forward + 100bps
Prepay	100 PricingSpeed	100 PricingSpeed
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq Triggers	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity

z_amsi05r5_mkt - Price/Yield - M8
Deerfield

Balance	$14,250,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

Default	8.69 CDR	8.48 CDR
Principal Writedown	0.58%	0.05%
Total Collat Loss	9.37%	9.19%
WAL	13.79	13.80
LIBOR	Forward	Forward + 100bps
Prepay	100 PricingSpeed	100 PricingSpeed
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq Triggers	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity

z_amsi05r5_mkt - Price/Yield - M9
Deerfield

Balance	$8,250,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

Default	8.05 CDR	7.85 CDR
Principal Writedown	0.20%	0.75%
Total Collat Loss	8.80%	8.62%
WAL	15.32	15.45
LIBOR	Forward	Forward + 100bps
Prepay	100 PricingSpeed	100 PricingSpeed
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq Triggers	FAIL	FAIL
Optional Redemption	To Maturity	To Maturity

AMSI 2005-R5 - Breakeven Analysis - M2
Blackrock

M2 Balance $43,500,000.00

Loss Severity	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

50 PricingSpeed	*Spot*	*Forward*	*Forward + 200*	*Forward + 400*	*Ramp to 6*
Multiple of Default Curve	677.38	663.31	645.01	597.64	648.27
WAL	11.41	11.84	12.22	12.92	11.98
Mod Durn 30360	13.65	13.60	13.28	13.41	13.42
Principal Writedown	0.02%	0.01%	0.02%	0.02%	0.02%
Total Collat Loss (Collat Maturity)	20.32%	19.90%	19.35%	17.93%	19.45%

100 PricingSpeed	*Spot*	*Forward*	*Forward + 200*	*Forward + 400*	*Ramp to 6*
Multiple of Default Curve	600.8	595.28	587.95	552.15	588.99
WAL	5.97	6.03	6.12	6.59	6.11
Mod Durn 30360	5.45	5.42	5.30	5.51	5.37
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%
Total Collat Loss (Collat Maturity)	14.67%	14.60%	14.51%	13.98%	14.52%

150 PricingSpeed	*Spot*	*Forward*	*Forward + 200*	*Forward + 400*	*Ramp to 6*
Multiple of Default Curve	871.02	899.71	956.45	985.64	953.22
WAL	4.24	4.20	4.14	4.12	4.15
Mod Durn 30360	3.96	3.88	3.73	3.61	3.78
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%
Total Collat Loss (Collat Maturity)	12.39%	12.57%	12.92%	13.08%	12.89%

200 PricingSpeed	*Spot*	*Forward*	*Forward + 200*	*Forward + 400*	*Ramp to 6*
Multiple of Default Curve	1216.82	1269.31	1360.45	1426.16	1354.45
WAL	3.53	3.51	3.47	3.45	3.48
Mod Durn 30360	3.33	3.28	3.17	3.08	3.22
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%
Total Collat Loss (Collat Maturity)	11.81%	12.03%	12.43%	12.68%	12.41%

FRM Pool: 50 PricingSpeed **ARM Pool: 100 PricingSpeed**	*Forward*
Default	635.66
WAL	12.06
Mod Durn 30360	11.41
Principal Writedown	0.01%
Total Collat Loss (Collat Maturity)	15.20%

z_amsi05r5_mkt - Price/Yield - M5

AXA First Loss Breakeven

Balance	$23,250,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

WAL	15.39	12.32	10.06
Principal Writedown	0.54%	0.35%	0.09%
Total Collat Loss	14.89%	12.41%	10.75%
LIBOR	Forward + 100bps	Forward + 100bps	Forward + 100bps
Prepay	75 PPC	100 PPC	125 PPC
Default	9 CDR	9.32 CDR	9.73 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq Trigger	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

WAL	15.57	12.41	10.08
Principal Writedown	0.47%	0.68%	0.30%
Total Collat Loss	14.41%	12.14%	10.69%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps
Prepay	75 PPC	100 PPC	125 PPC
Default	8.61 CDR	9.07 CDR	9.66 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq Trigger	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

WAL	15.77	12.48	10.10
Principal Writedown	0.07%	0.32%	0.30%
Total Collat Loss	13.76%	11.75%	10.55%
LIBOR	Forward + 300bps	Forward + 300bps	Forward + 300bps
Prepay	75 PPC	100 PPC	125 PPC
Default	8.1 CDR	8.71 CDR	9.51 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq Trigger	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool	group: ____1__	group: _____2_	group: ______
gross WAC	8.03240	8.11967	7.46346	
wtd avg FICO	613	610	637	
FICO < 600	41.34%	44.01%	23.92%	
FICO 600-650	32.92%	31.94%	39.33%	
wtd avg CLTV	77.41	76.99	80.13	
CLTV = 80	5.68%	5.63%	6.01%	
CLTV > 80.01	46.74%	45.96%	51.81%	
LTV 95.01 -100	0.00%	0.00%	0.00%	
Full Doc (%)	74.91%	74.68%	76.37%	
Stated Doc (%)	11.91%	12.20%	10.05%	
purch (%)	1.28%	0.61%	5.64%	
CO refi (%)	98.72%	99.39%	94.36%	
Own Occ (%)	98.04%	98.07%	97.84%	
Prepay Penalty (%)	59.58%	59.06%	62.94%	
DTI (%)	40.23	40.00	41.71	
ARM ? (%)	80.00%	81.06%	73.06%	
2/28 (%)	71.91%	72.81%	66.03%	
3/27 (%)	8.09%	8.26%	7.03%	
1st Lien (%)	100.00%	100.00%	100.00%	
Avg Loan Balance	161,152	146,950	435,566	
# of Loans	9,308	8,850	458	
Loan Bal < $100k	15.04%	17.34%	0.03%	
Mtg Rates > 12%	0.42%	0.44%	0.29%	
Manuf Housing (%)	1.50%	1.72%	0.08%	
	CA	CA	CA	
(%) & largest state code	17.32%	13.04%	45.16%	
silent 2nd (%)	1.42%	0.92%	4.73%	
IO loans (%)	8.89%	7.24%	19.68%	
5yr IO	8.89%	7.24%	19.68%	
2 yr IO	0.00%	0.00%	0.00%	
IO: FICO	653	652	657	
IO LTV	80.93	80.65	81.60	
IO DTI	41.23	40.27	43.55	
IO full doc	78.54%	77.77%	80.37%	
IO: purch	1.20%	0.60%	2.64%	

z_amsi05r5_mkt_tcw - Stack Price/Yield

Settle	6/24/2005
First Payment	7/25/2005

Loss Severity	60%
Servicer Advances	100%
Liquidation Lag	6
Delinq	100%
Optional Redemption	Call (N)

LIBOR	Forward	Forward + 200bps
M1		
Balance	48,000,000.00	
Principal Writedown	0.10%	0.23%
Total Collat Loss	20.76%	20.70%
Default	14.32 CDR	14.25 CDR
M2		
Balance	43,500,000.00	
Principal Writedown	0.19%	0.44%
Total Collat Loss	18.22%	18.06%
Default	12.04 CDR	11.89 CDR
M3		100-00
Balance	29,250,000.00	
Principal Writedown	0.37%	0.62%
Total Collat Loss	16.49%	16.26%
Default	10.60 CDR	10.4 CDR
M4		100-00
Balance	24,000,000.00	
Principal Writedown	0.26%	0.12%
Total Collat Loss	15.06%	14.77%
Default	9.46 CDR	9.22 CDR
M5		100-00
Balance	23,250,000.00	
Principal Writedown	0.06%	0.79%
Total Collat Loss	13.67%	13.33%
Default	8.4 CDR	8.14 CDR
M6		
Balance	18,750,000.00	
Principal Writedown	0.97%	0.51%
Total Collat Loss	12.53%	12.13%
Default	7.57 CDR	7.27 CDR
M7		
Balance	15,000,000.00	
Principal Writedown	1.25%	1.31%
Total Collat Loss	11.56%	11.13%
Default	6.88 CDR	6.57 CDR
M8		
Balance	14,250,000.00	
Principal Writedown	0.65%	0.39%
Total Collat Loss	10.62%	10.14%
Default	6.23 CDR	5.9 CDR
M9		
Balance	8,250,000.00	
Principal Writedown	1.41%	1.15%
Total Collat Loss	10.02%	9.57%
Default	5.83 CDR	5.52 CDR

jgoldstein

1 **S&P BB+ exp loss?**

2 <u>% Loss of "BB" Class Princ</u>

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	56.35%	0.00%	0.00%	47.51%	0.00%	0.00%	16.01%	0.00%	0.00%	9.94%

3 <u>% Loss of "BB" Class Princ</u>

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	11.84%	0.00%	0.00%	7.86%	0.00%	0.00%	4.67%	0.00%	25.98%	0.00%
	4	0.00%	0.00%	30.24%	0.00%	0.00%	26.30%	0.00%	25.86%	11.31%	0.00%	25.95%	4.14%

4 <u>Breakeven Runs</u>

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	2.93 CDR	2.69 CDR	2.49 CDR	2.91 CDR	2.7 CDR	2.54 CDR	2.71 CDR	2.64 CDR	2.66 CDR	2.31 CDR	2.45 CDR	2.68 CDR
Cumulative Loss to Pool	8.87%	6.60%	5.15%	8.82%	6.63%	5.25%	8.27%	6.50%	5.50%	7.13%	6.06%	5.54%
WAL	17.61	14.47	12.13	17.67	14.46	12.11	17.94	14.54	12.13	18.09	14.65	11.98
Period of 1st $ Loss												
Princ Window	176 - 360	143 - 360	119 - 360	177 - 360	143 - 360	118 - 360	180 - 360	144 - 360	119 - 360	181 - 360	145 - 360	118 - 360
Gap in Princ(Y/N)	no	no	no	no	no	no	no	no	no	no	no	no

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

1 **S&P BB+ exp loss?**

2 % Loss of "BB" Class Princ

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50 100%	125%	150%	Libor forward 100%	125%	150%	Libor forward +200 100%	125%	150%	Libor forward + 400 100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	32.46%	0.00%	0.00%	31.36%	0.00%	0.00%	30.19%	0.00%	2.27%	32.22%
	4	0.00%	3.83%	100.00%	0.00%	8.08%	100.00%	0.00%	37.04%	100.00%	0.00%	66.33%	100.00%

3 % Loss of "BB" Class Princ

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50 100%	125%	150%	Libor forward 100%	125%	150%	Libor forward +200 100%	125%	150%	Libor forward + 400 100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	1.56%	0.00%	0.00%	1.59%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	1.36%	0.00%	0.00%	1.39%	0.00%	2.09%	1.46%	0.00%	0.28%	0.57%	25.95%	4.14%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50 100%	125%	150%	Libor forward 100%	125%	150%	Libor forward +200 100%	125%	150%	Libor forward + 400 100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	2.74 CDR	2.42 CDR	2.14 CDR	2.73 CDR	2.44 CDR	2.21 CDR	2.55 CDR	2.42 CDR	2.36 CDR	2.17 CDR	2.25 CDR	2.41 CDR
Cumulative Loss to Pool	8.33%	5.97%	4.45%	8.31%	6.02%	4.59%	7.81%	5.98%	4.90%	6.72%	5.58%	5.00%
WAL	17.00	13.87	11.52	17.03	13.80	11.57	17.16	13.95	11.55	17.35	14.03	11.56
Period of 1st $ Loss												
Princ Window	169 - 360	136 - 360	112 - 360	170 - 360	135 - 360	112 - 360	171 - 360	137 - 360	112 - 360	172 - 360	138 - 360	112 - 360
Gap in Princ(Y/N)	no	no	no	no	no	no	no	no	no	no	no	no

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

z_amsi05r5_mkt - Price/Yield - M3

Rabo First Loss Analysis

Balance	$29,250,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

WAL	12.65	10.26	7.91	15.15	11.96	8.96
Principal Writedown	0.26%	0.17%	0.32%	0.68%	0.40%	0.44%
Total Collat Loss	17.36%	15.18%	13.18%	19.21%	16.27%	13.71%
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	15.03 CDR	15.91 CDR	17.28 CDR	8.68 CDR	9.2 CDR	10.03 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	13.05	10.38	7.80	15.60	12.11	8.91
Principal Writedown	0.14%	0.23%	0.10%	0.99%	0.22%	0.31%
Total Collat Loss	16.67%	14.91%	13.54%	18.17%	15.74%	13.91%
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	14.07 CDR	15.5 CDR	17.89 CDR	8.03 CDR	8.81 CDR	10.19 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_amsi05r5_mkt - Price/Yield - M6

Rabo First Loss Analysis

Balance	$18,750,000.00	Delay	0
		Dated	6/24/2005
Settle	6/24/2005	First Payment	7/25/2005

WAL	15.54	12.60	9.69	17.60	14.06	10.53
Principal Writedown	0.35%	0.02%	0.16%	0.12%	0.91%	0.62%
Total Collat Loss	13.91%	11.41%	9.11%	15.35%	12.22%	9.47%
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	10.83 CDR	10.85 CDR	10.98 CDR	6.51 CDR	6.52 CDR	6.59 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

WAL	16.12	12.82	9.64	18.10	14.28	10.53
Principal Writedown	0.67%	0.12%	0.31%	0.09%	1.11%	0.93%
Total Collat Loss	13.04%	10.97%	9.33%	14.19%	11.58%	9.59%
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Prepay (1A)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Prepay (1F)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Default	9.87 CDR	10.3 CDR	11.29 CDR	5.88 CDR	6.11 CDR	6.67 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delq Trigger	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Asset-Backed Pass-Through Certs., Series 2005-R5
Excess Spread Analysis

FRM PPC:	100%
ARM PPC:	100%
Enable Call:	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	3.17000	3.54000	2.94
2	5.36100	5.64500	3.09
3	5.55000	5.72000	3.08
4	5.58800	5.76700	3.09
5	5.67200	5.81300	3.06
6	5.74100	5.84600	3.06
7	5.79100	5.87000	3.03
8	5.80600	5.88900	3.01
9	5.82700	5.90800	3.05
10	5.86000	5.92700	2.96
11	5.86700	5.94400	2.96
12	5.88200	5.96300	2.90
13	5.90400	5.98300	2.90
14	5.91800	6.00300	2.83
15	5.93800	6.02600	2.80
16	5.96200	6.04500	2.81
17	5.97900	6.05600	2.73
18	5.99800	6.05900	2.75
19	6.02400	6.05900	2.67
20	6.05000	6.05800	2.63
21	6.05400	6.05400	2.76
22	6.02800	6.05300	2.58
23	5.99600	6.05900	2.61
24	5.99500	6.07200	3.70
25	6.01600	6.08800	3.78
26	6.03100	6.10300	3.58
27	6.04700	6.11700	3.47
28	6.06100	6.13000	3.53
29	6.07600	6.14200	3.40
30	6.08900	6.15400	4.06
31	6.10200	6.16400	3.99
32	6.11400	6.17300	3.96
33	6.12400	6.18100	4.13
34	6.13400	6.18900	3.89
35	6.14300	6.19600	3.96
36	6.15000	6.20300	4.34
37	6.15600	6.21000	4.51
38	6.16300	6.21800	4.36
39	6.16900	6.22600	4.34
40	6.17600	6.23400	4.44
41	6.18400	6.24400	4.29
42	6.19200	6.25400	4.55
43	6.20100	6.26500	4.44
44	6.21000	6.27600	4.41
45	6.22000	6.28900	4.76
46	6.23100	6.30200	4.35
47	6.24300	6.31500	4.45
48	6.25600	6.32700	4.38
49	6.27000	6.33900	4.49
50	6.28300	6.35000	4.34
51	6.29600	6.36000	4.31
52	6.30700	6.36800	4.42
53	6.31700	6.37400	3.30
54	6.32600	6.38000	3.55
55	6.33400	6.38300	3.32
56	6.34000	6.38600	3.31
57	6.34400	6.38800	3.96
58	6.34700	6.39100	3.29
59	6.34700	6.39500	3.51
60	6.34600	6.39900	3.29
61	6.34800	6.40500	3.51
62	6.35500	6.41200	3.27
63	6.36100	6.41800	3.26
64	6.36800	6.42500	3.47
65	6.37400	6.43200	3.24
66	6.38100	6.43900	3.48
67	6.38800	6.44600	3.25
68	6.39400	6.45400	3.24
69	6.40100	6.46100	3.89
70	6.40900	6.46900	3.21
71	6.41600	6.47700	3.42
72	6.42300	6.48500	3.22
73	6.43100	6.49300	3.43
74	6.43900	6.50200	3.20
75	6.44700	6.51000	3.19
76	6.45500	6.51900	3.40
77	6.46300	6.52900	3.17
78	6.47200	6.53800	3.41
79	6.48100	6.54800	3.18
80	6.49000	6.55800	3.17
81	6.49900	6.56800	3.60
82	6.50900	6.57800	3.15
83	6.51900	6.58800	3.36
84	6.53000	6.59700	3.16
85	6.54000	6.60700	3.37
86	6.54900	6.61600	3.14
87	6.55800	6.62600	0.00

TERM SHEET
$389,527,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2005-R5

June 7, 2005

Ameriquest Mortgage Securities Inc.

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R5

TERM SHEET DATED June 7, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R5

$389,527,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2A	$66,082,000	FLT/SR SEQ	1.00 / 1.00	1-21 / 1-21	0	Actual/360	July 2035	AAA/Aaa/AAA	17.15
A-2B	$79,667,000	FLT/SR SEQ	3.00 / 3.00	21-74 / 21-74	0	Actual/360	July 2035	AAA/Aaa/AAA	17.15
A-2C	$19,528,000	FLT/SR SEQ	6.96 / 9.24	74-85 / 74-208	0	Actual/360	July 2035	AAA/Aaa/AAA	17.15
M-1	$48,000,000	FLT/MEZ	4.88 / 5.42	41-85 / 41-166	0	Actual/360	July 2035	AA+/Aa1/AA+	13.95
M-2	$43,500,000	FLT/MEZ	4.83 / 5.34	40-85 / 40-150	0	Actual/360	July 2035	AA/Aa2/AA+	11.05
M-3	$29,250,000	FLT/MEZ	4.81 / 5.29	39-85 / 39-142	0	Actual/360	July 2035	AA-/Aa3/AA	9.10
M-4	$24,000,000	FLT/MEZ	4.79 / 5.24	39-85 / 39-134	0	Actual/360	July 2035	A+/A1/AA-	7.50
M-5	$23,250,000	FLT/MEZ	4.77 / 5.17	38-85 / 38-127	0	Actual/360	July 2035	A/A2/A	5.95
M-6	$18,750,000	FLT/MEZ	4.77 / 5.10	38-85 / 38-118	0	Actual/360	July 2035	A/A3/A-	4.70
M-7	$15,000,000	FLT/MEZ	4.76 / 5.02	37-85 / 37-109	0	Actual/360	July 2035	BBB+/Baa1/BBB+	3.70
M-8	$14,250,000	FLT/MEZ	4.74 / 4.89	37-85 / 37-100	0	Actual/360	July 2035	BBB/Baa2/BBB	2.75
M-9	$8,250,000	FLT/MEZ	4.73 / 4.74	37-85 / 37-89	0	Actual/360	July 2035	BBB-/Baa3/BBB	2.20
Non-Offered Certificates									
A-1A	$861,978,000	FLT/SR PT	Not Offered		0	Actual/360	July 2035	AAA/Aaa/AAA	17.15
A-1B	$215,495,000	FLT/SR MEZ	Not Offered		0	Actual/360	July 2035	AAA/Aaa/AAA	17.15
M-10	$8,250,000	FLT/MEZ	Not Offered		0	Actual/360	July 2035	BB+/Ba1/BB+	1.65
M-11	$11,250,000	FLT/MEZ	Not Offered		0	Actual/360	July 2035	BB/Ba2/BB	0.90
CE	$13,500,222	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originator:	Ameriquest Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Swap Provider:	TBD.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. and BNP Paribas Securities Corp.
Co-Managers:	Banc of America Securities LLC and Deutsche Bank Securities, Inc.

Collateral:

Mortgage Loans:

As of the Cut-off Date, 9,308 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,500,000,322. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 8,850 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,300,511,099 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 458 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $199,489,224 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 21.57% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R5

Dates:

Cut-off Date:	The close of business on June 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in July 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of June 6, 2005.
Expected Closing Date:	On or about June 24, 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R5.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2A, Class A-2B and Class A-2C Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A and Class A-1B Certificates) and Class M Certificates (other than the Class M-10 and Class M-11 Certificates).
Non-Offered Certificates:	Class A-1A, Class A-1B, Class M-10, Class M-11, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R Certificates.
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2A, Class A-2B and Class A-2C Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0014% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Net Swap Payments received from the Swap Provider (if any). Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 0.90%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	17.15%	2x Initial CE%
M-1	13.95%	2x Initial CE%
M-2	11.05%	2x Initial CE%
M-3	9.10%	2x Initial CE%
M-4	7.50%	2x Initial CE%
M-5	5.95%	2x Initial CE%
M-6	4.70%	2x Initial CE%
M-7	3.70%	2x Initial CE%
M-8	2.75%	2x Initial CE%
M-9	2.20%	2x Initial CE%
M-10	1.65%	2x Initial CE%
M-11	0.90%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the Trustee Fee and the Servicing Fee payable with respect to the related Mortgage Loans for such Distribution Date and the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II Certificates.

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rate: For the Adjustable-Rate Certificates and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate:

Group I Certificates or Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the sum of (x) the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group and (y) the Net Swap Payment made to the Swap Provider, if any, expressed as a percentage of the balance of the Mortgage Loans (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Maximum Cap Rate for the Group I Certificates and (ii) the Maximum Cap Rate for the Group II Certificates.

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $1,500,000,000 Under the Swap Agreement, the Trust will be obligated to pay an amount equal to 4.140% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated concurrently, on a *pro rata* basis; *provided, however,* if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1A and Class A-1B Certificates, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B and Class A-2C Certificates, until their respective certificate principal balances have been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group(s) of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Sequential Trigger Event:

A Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 2.50%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 42.00%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
July 2007 through June 2008	1.10% for the first month plus an additional 1/12th of 1.40% for each month thereafter
July 2008 through June 2009	2.50% for the first month plus an additional 1/12th of 1.40% for each month thereafter
July 2009 through June 2010	3.90% for the first month plus an additional 1/12th of 1.15% for each month thereafter
July 2010 through June 2011	5.05% for the first month plus an additional 1/12th of 0.45% for each month thereafter
July 2011 and thereafter	5.50%

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment owed to the Swap Provider and other fees and expenses of the Trust.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
7/25/2005	1,500,000,000.00	6/25/2008	302,794,287.70
8/25/2005	1,486,763,885.61	7/25/2008	290,032,899.78
9/25/2005	1,469,513,092.35	8/25/2008	277,832,217.17
10/25/2005	1,448,249,483.91	9/25/2008	266,166,712.20
11/25/2005	1,423,004,857.80	10/25/2008	255,012,098.14
12/25/2005	1,393,842,428.18	11/25/2008	244,345,218.36
1/25/2006	1,360,857,678.46	12/25/2008	234,143,992.80
2/25/2006	1,324,178,871.05	1/25/2009	224,387,372.06
3/25/2006	1,283,967,181.27	2/25/2009	215,055,273.39
4/25/2006	1,240,423,701.37	3/25/2009	206,128,550.55
5/25/2006	1,194,618,789.75	4/25/2009	197,588,944.30
6/25/2006	1,146,815,650.46	5/25/2009	189,419,040.57
7/25/2006	1,100,583,343.49	6/25/2009	181,602,230.56
8/25/2006	1,056,239,256.20	7/25/2009	174,122,672.78
9/25/2006	1,013,705,452.64	8/25/2009	166,965,256.93
10/25/2006	972,907,239.75	9/25/2009	160,115,569.44
11/25/2006	933,773,031.66	10/25/2009	153,559,860.70
12/25/2006	896,234,219.63		
1/25/2007	860,225,047.48		
2/25/2007	825,682,492.27		
3/25/2007	792,546,149.96		
4/25/2007	760,744,938.89		
5/25/2007	730,152,965.25		
6/25/2007	648,893,698.13		
7/25/2007	572,984,824.37		
8/25/2007	507,629,424.77		
9/25/2007	451,332,943.90		
10/25/2007	428,600,436.81		
11/25/2007	410,267,897.73		
12/25/2007	392,750,706.21		
1/25/2008	376,011,478.69		
2/25/2008	360,014,580.21		
3/25/2008	344,726,038.72		
4/25/2008	330,113,477.49		
5/25/2008	316,146,033.94		

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R5

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2A	Average Life (years)	11.81	1.57	1.22	1.00	0.85	0.76
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	224	34	25	21	17	15
	Window (months)	224	34	25	21	17	15
A-2B	Average Life (years)	23.59	6.06	4.07	3.00	2.23	1.87
	First Payment Period	224	34	25	21	17	15
	Last Payment Period	339	147	100	74	57	31
	Window (months)	116	114	76	54	41	17
A-2C	Average Life (years)	28.68	13.90	9.48	6.96	5.39	3.40
	First Payment Period	339	147	100	74	57	31
	Last Payment Period	345	170	116	85	66	52
	Window (months)	7	24	17	12	10	22
M-1	Average Life (years)	26.51	9.39	6.33	4.88	4.53	4.34
	First Payment Period	271	54	37	41	48	52
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	45	19	1
M-2	Average Life (years)	26.51	9.39	6.33	4.83	4.30	4.33
	First Payment Period	271	54	37	40	44	51
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	46	23	2
M-3	Average Life (years)	26.51	9.39	6.33	4.81	4.18	4.11
	First Payment Period	271	54	37	39	42	47
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	47	25	6
M-4	Average Life (years)	26.51	9.39	6.33	4.79	4.10	3.91
	First Payment Period	271	54	37	39	41	44
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	47	26	9
M-5	Average Life (years)	26.51	9.39	6.33	4.77	4.05	3.78
	First Payment Period	271	54	37	38	40	42
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	48	27	11
M-6	Average Life (years)	26.51	9.39	6.33	4.77	4.00	3.68
	First Payment Period	271	54	37	38	39	41
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	48	28	12
M-7	Average Life (years)	26.51	9.39	6.33	4.76	3.98	3.61
	First Payment Period	271	54	37	37	38	40
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	49	29	13
M-8	Average Life (years)	26.51	9.39	6.33	4.74	3.94	3.55
	First Payment Period	271	54	37	37	38	39
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	49	29	14
M-9	Average Life (years)	26.50	9.35	6.30	4.73	3.92	3.50
	First Payment Period	271	54	37	37	38	38
	Last Payment Period	345	170	116	85	66	52
	Window (months)	75	117	80	49	29	15

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2A	Average Life (years)	11.81	1.57	1.22	1.00	0.85	0.76
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	224	34	25	21	17	15
	Window (months)	224	34	25	21	17	15
A-2B	Average Life (years)	23.59	6.06	4.07	3.00	2.23	1.87
	First Payment Period	224	34	25	21	17	15
	Last Payment Period	339	147	100	74	57	31
	Window (months)	116	114	76	54	41	17
A-2C	Average Life (years)	29.11	17.36	12.33	9.24	7.20	4.71
	First Payment Period	339	147	100	74	57	31
	Last Payment Period	359	327	266	208	167	137
	Window (months)	21	181	167	135	111	107
M-1	Average Life (years)	26.61	10.26	7.01	5.42	4.95	5.80
	First Payment Period	271	54	37	41	48	59
	Last Payment Period	357	289	217	166	131	106
	Window (months)	87	236	181	126	84	48
M-2	Average Life (years)	26.61	10.23	6.98	5.34	4.70	4.83
	First Payment Period	271	54	37	40	44	51
	Last Payment Period	356	273	199	150	118	95
	Window (months)	86	220	163	111	75	45
M-3	Average Life (years)	26.61	10.19	6.94	5.29	4.54	4.42
	First Payment Period	271	54	37	39	42	47
	Last Payment Period	355	261	188	142	110	89
	Window (months)	85	208	152	104	69	43
M-4	Average Life (years)	26.61	10.14	6.90	5.24	4.44	4.20
	First Payment Period	271	54	37	39	41	44
	Last Payment Period	355	251	179	134	104	84
	Window (months)	85	198	143	96	64	41
M-5	Average Life (years)	26.60	10.07	6.84	5.17	4.35	4.03
	First Payment Period	271	54	37	38	40	42
	Last Payment Period	354	240	170	127	99	79
	Window (months)	84	187	134	90	60	38
M-6	Average Life (years)	26.59	9.97	6.76	5.10	4.26	3.89
	First Payment Period	271	54	37	38	39	41
	Last Payment Period	353	226	159	118	92	73
	Window (months)	83	173	123	81	54	33
M-7	Average Life (years)	26.58	9.84	6.66	5.02	4.17	3.77
	First Payment Period	271	54	37	37	38	40
	Last Payment Period	351	212	147	109	84	67
	Window (months)	81	159	111	73	47	28
M-8	Average Life (years)	26.55	9.64	6.51	4.89	4.04	3.64
	First Payment Period	271	54	37	37	38	39
	Last Payment Period	349	196	135	100	77	62
	Window (months)	79	143	99	64	40	24
M-9	Average Life (years)	26.50	9.38	6.32	4.74	3.93	3.51
	First Payment Period	271	54	37	37	38	38
	Last Payment Period	346	177	121	89	68	54
	Window (months)	76	124	85	53	31	17

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	6.40	23.23	34	7.59	17.84	67	7.99	11.14
2	6.54	23.32	35	7.79	17.93	68	7.99	11.13
3	6.54	23.26	36	7.68	18.27	69	8.84	12.30
4	6.66	23.29	37	7.90	18.46	70	7.98	11.10
5	6.55	23.08	38	7.70	18.06	71	8.24	11.45
6	6.67	23.08	39	7.70	17.93	72	7.97	11.07
7	6.56	22.83	40	7.91	18.06	73	8.23	11.42
8	6.57	22.68	41	7.71	17.66	74	7.96	11.04
9	6.96	22.89	42	7.91	18.47	75	7.96	11.02
10	6.59	22.31	43	7.71	18.11	76	8.22	11.38
11	6.72	22.22	44	7.71	17.98	77	7.95	10.99
12	6.61	21.86	45	8.38	18.80	78	8.21	11.34
13	6.74	21.76	46	7.71	17.74	79	7.94	10.96
14	6.63	21.41	47	7.93	17.92	80	7.93	10.95
15	6.64	21.19	48	7.72	18.14	81	8.47	11.69
16	6.78	21.11	49	7.93	18.39	82	7.92	10.92
17	6.66	20.76	50	7.72	17.96	83	8.18	11.27
18	6.80	20.69	51	7.72	17.85	84	7.91	10.89
19	6.68	20.35	52	7.93	18.06	85	8.17	11.24
20	6.69	20.14	53	8.06	11.20	86	N/A	10.86
21	7.15	20.39	54	8.32	11.62			
22	6.71	19.75	55	8.05	11.24			
23	6.86	19.70	56	8.04	11.23			
24	7.43	20.08	57	8.90	12.42			
25	7.72	19.69	58	8.03	11.20			
26	7.55	18.85	59	8.30	11.56			
27	7.56	18.28	60	8.03	11.23			
28	7.76	18.31	61	8.29	11.60			
29	7.57	17.94	62	8.02	11.21			
30	7.77	18.62	63	8.01	11.20			
31	7.58	18.28	64	8.27	11.56			
32	7.59	18.13	65	8.00	11.17			
33	7.99	18.47	66	8.26	11.53			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.17% and 3.54% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	5.77	22.60
2	5.90	22.68
3	5.91	22.62
4	6.00	22.63
5	5.91	22.44
6	6.01	22.42
7	5.93	22.19
8	5.93	22.04
9	6.26	22.18
10	5.95	21.67
11	6.06	21.56
12	5.97	21.23
13	6.09	21.10
14	5.99	20.77
15	6.00	20.55
16	6.12	20.45
17	6.02	20.12
18	6.14	20.03
19	6.04	19.71
20	6.05	19.50
21	6.44	19.69
22	6.07	19.11
23	6.20	19.04
24	6.79	19.13
25	7.21	18.87
26	7.05	18.05
27	7.04	17.47
28	7.22	17.47
29	7.05	17.13
30	7.22	17.61
31	7.05	17.38
32	7.05	17.23
33	7.42	17.51
34	7.06	16.94
35	7.25	17.01
36	7.13	17.15
37	7.36	17.41
38	7.17	17.04
39	7.17	16.91
40	7.36	17.01
41	7.17	16.65
42	7.36	17.22
43	7.17	16.98
44	7.17	16.86
45	7.79	17.55
46	7.17	16.61
47	7.36	16.75
48	7.17	16.81
49	7.36	17.11
50	7.17	16.72
51	7.17	16.60
52	7.36	16.76
53	7.50	9.95
54	7.75	10.30
55	7.49	9.97
56	7.48	9.95
57	8.28	11.00
58	7.47	9.92
59	7.71	10.24
60	7.46	9.92
61	7.70	10.26
62	7.44	9.91
63	7.44	9.89
64	7.68	10.20
65	7.42	9.86
66	7.67	10.17
67	7.41	9.82
68	7.41	9.81
69	8.19	10.84
70	7.39	9.77
71	7.63	10.08
72	7.38	9.74
73	7.62	10.05
74	7.37	9.71
75	7.36	9.69
76	7.60	10.00
77	7.35	9.66
78	7.58	9.96
79	7.33	9.62
80	7.33	9.60
81	7.82	10.25
82	7.31	9.57
83	7.55	9.87
84	7.30	9.54
85	7.54	9.84
86	N/A	9.50

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.17% and 3.54% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	6.32	23.15	34	7.52	17.72	67	7.91	10.95
2	6.45	23.23	35	7.72	17.81	68	7.91	10.94
3	6.46	23.17	36	7.60	18.12	69	8.75	12.09
4	6.57	23.20	37	7.83	18.32	70	7.89	10.91
5	6.46	23.00	38	7.63	17.93	71	8.15	11.26
6	6.58	22.99	39	7.63	17.79	72	7.88	10.88
7	6.48	22.75	40	7.84	17.92	73	8.14	11.22
8	6.48	22.59	41	7.64	17.53	74	7.87	10.85
9	6.87	22.79	42	7.84	18.30	75	7.87	10.83
10	6.50	22.22	43	7.64	17.96	76	8.13	11.18
11	6.63	22.13	44	7.64	17.83	77	7.86	10.80
12	6.52	21.78	45	8.30	18.63	78	8.12	11.14
13	6.66	21.67	46	7.64	17.58	79	7.85	10.77
14	6.54	21.33	47	7.85	17.75	80	7.84	10.75
15	6.55	21.11	48	7.64	17.95	81	8.38	11.48
16	6.69	21.02	49	7.85	18.21	82	7.83	10.72
17	6.57	20.68	50	7.64	17.79	83	8.09	11.07
18	6.72	20.60	51	7.64	17.67	84	7.82	10.69
19	6.59	20.26	52	7.85	17.87	85	8.08	11.03
20	6.60	20.06	53	7.98	11.02	86	N/A	10.66
21	7.05	20.30	54	8.24	11.43			
22	6.62	19.66	55	7.97	11.06			
23	6.77	19.61	56	7.96	11.05			
24	7.35	19.96	57	8.81	12.22			
25	7.65	19.58	58	7.95	11.02			
26	7.49	18.74	59	8.22	11.37			
27	7.49	18.17	60	7.95	11.05			
28	7.69	18.19	61	8.20	11.41			
29	7.50	17.83	62	7.94	11.03			
30	7.70	18.48	63	7.93	11.01			
31	7.51	18.16	64	8.19	11.36			
32	7.52	18.01	65	7.92	10.98			
33	7.92	18.34	66	8.18	11.33			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.17% and 3.54% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	2.94	3.17	3.54	2.94
2	3.08	3.36	3.65	3.08
3	3.08	3.55	3.72	3.08
4	3.09	3.59	3.77	3.09
5	3.08	3.67	3.81	3.08
6	3.10	3.74	3.85	3.09
7	3.09	3.79	3.87	3.08
8	3.10	3.81	3.89	3.08
9	3.15	3.83	3.91	3.13
10	3.11	3.86	3.93	3.07
11	3.14	3.87	3.94	3.09
12	3.13	3.88	3.96	3.07
13	3.16	3.90	3.98	3.09
14	3.15	3.92	4.00	3.06
15	3.15	3.94	4.03	3.06
16	3.19	3.96	4.05	3.08
17	3.17	3.98	4.06	3.04
18	3.21	4.00	4.06	3.07
19	3.18	4.02	4.06	3.03
20	3.19	4.05	4.06	3.02
21	3.30	4.05	4.05	3.13
22	3.20	4.03	4.05	3.01
23	3.24	4.00	4.06	3.06
24	3.94	4.00	4.07	4.01
25	4.11	4.02	4.09	4.16
26	4.07	4.03	4.10	4.06
27	4.06	4.05	4.12	4.02
28	4.12	4.06	4.13	4.07
29	4.07	4.08	4.14	3.99
30	4.12	4.09	4.15	4.13
31	4.06	4.10	4.16	4.07
32	4.06	4.11	4.17	4.05
33	4.19	4.12	4.18	4.19

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
34	4.06	4.13	4.19	4.02
35	4.12	4.14	4.20	4.09
36	4.13	4.15	4.20	4.14
37	4.22	4.16	4.21	4.23
38	4.17	4.16	4.22	4.14
39	4.18	4.17	4.23	4.15
40	4.26	4.18	4.23	4.23
41	4.20	4.18	4.24	4.14
42	4.27	4.19	4.25	4.25
43	4.21	4.20	4.27	4.17
44	4.21	4.21	4.28	4.16
45	4.43	4.22	4.29	4.41
46	4.22	4.23	4.30	4.13
47	4.29	4.24	4.32	4.21
48	4.22	4.26	4.33	4.15
49	4.29	4.27	4.34	4.23
50	4.22	4.28	4.35	4.13
51	4.23	4.30	4.36	4.11
52	4.31	4.31	4.37	4.20
53	4.58	4.32	4.37	3.96
54	4.70	4.33	4.38	4.14
55	4.58	4.33	4.38	3.98
56	4.58	4.34	4.39	3.97
57	4.93	4.34	4.39	4.43
58	4.58	4.35	4.39	3.96
59	4.69	4.35	4.40	4.11
60	4.57	4.35	4.40	3.96
61	4.69	4.35	4.41	4.12
62	4.57	4.36	4.41	3.95
63	4.57	4.36	4.42	3.94
64	4.69	4.37	4.43	4.09
65	4.57	4.37	4.43	3.93
66	4.69	4.38	4.44	4.10

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
67	4.57	4.39	4.45	3.94
68	4.57	4.39	4.45	3.93
69	4.92	4.40	4.46	4.39
70	4.57	4.41	4.47	3.91
71	4.68	4.42	4.48	4.06
72	4.57	4.42	4.49	3.92
73	4.68	4.43	4.49	4.07
74	4.57	4.44	4.50	3.91
75	4.57	4.45	4.51	3.90
76	4.69	4.46	4.52	4.05
77	4.57	4.46	4.53	3.89
78	4.69	4.47	4.54	4.06
79	4.58	4.48	4.55	3.90
80	4.58	4.49	4.56	3.90
81	4.81	4.50	4.57	4.20
82	4.58	4.51	4.58	3.88
83	4.69	4.52	4.59	4.03
84	4.58	4.53	4.60	3.89
85	4.70	4.54	4.61	4.04
86	N/A	4.55	4.62	3.88

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.17% and 3.54% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of June 6, 2005; and cash flows are run to the optional termination at the pricing speed.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	9,308		
Aggregate Current Principal Balance:	$1,500,000,322.38		
Average Current Principal Balance:	$161,151.73		$40,869.75 - $749,726.68
Aggregate Original Principal Balance:	$1,501,144,401.00		
Average Original Principal Balance:	$161,274.65		$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.032%		5.500% - 13.450%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.907%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.232%		11.500% - 18.850%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.232%		5.500% - 12.850%
Wtd. Avg. Original LTV:	77.15%		5.76% - 95.00%
Wtd. Avg. Borrower FICO:	613		500 - 810
Geographic Distribution (Top 5):	CA	17.32%	
	FL	11.95%	
	NY	8.08%	
	MD	6.07%	
	NJ	5.50%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	6,304	$981,821,275.14	65.45%	357	40.67	8.373	594	77.04
2 Yr/6 Mo Libor (IO)	387	96,777,898.00	6.45%	360	41.41	7.251	648	81.08
3 Yr/6 Mo Libor	722	101,363,817.77	6.76%	356	39.56	8.012	603	76.41
3 Yr/6 Mo Libor (IO)	78	20,037,273.59	1.34%	360	40.96	7.134	662	81.99
Fixed	1,749	283,410,561.88	18.89%	336	38.44	7.236	667	76.01
Fixed (IO)	68	16,589,496.00	1.11%	360	40.56	7.221	671	78.75
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,924	$227,961,303.00	15.19%	345	38.19	9.007	593	72.39
100,000.01 - 150,000.00	2,501	310,097,706.00	20.66%	351	39.35	8.305	604	77.09
150,000.01 - 200,000.00	1,541	266,249,357.00	17.74%	355	40.21	7.907	612	78.05
200,000.01 - 250,000.00	964	215,941,212.00	14.39%	355	40.72	7.814	615	77.31
250,000.01 - 300,000.00	543	148,452,706.00	9.89%	357	41.54	7.624	624	78.58
300,000.01 - 350,000.00	337	109,229,256.00	7.28%	357	41.83	7.598	621	78.36
350,000.01 - 400,000.00	206	77,291,719.00	5.15%	359	40.20	7.537	628	79.24
400,000.01 - 450,000.00	102	43,619,476.00	2.91%	356	42.27	7.773	624	80.26
450,000.01 - 500,000.00	86	41,112,727.00	2.74%	358	41.34	7.477	630	79.79
500,000.01 - 550,000.00	34	17,824,947.00	1.19%	359	45.45	7.477	659	77.45
550,000.01 - 600,000.00	39	22,724,753.00	1.51%	345	41.42	7.136	671	79.86
600,000.01 - 650,000.00	16	10,067,449.00	0.67%	359	40.15	7.083	647	78.02
650,000.01 - 700,000.00	8	5,350,793.00	0.36%	359	44.63	7.522	630	77.95
700,000.01 - 750,000.00	7	5,220,997.00	0.35%	359	36.94	7.282	673	75.73
Total:	**9,308**	**$1,501,144,401.00**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	4	$187,679.00	0.01%	310	34.25	7.401	726	50.23
50,000.01 - 100,000.00	2,922	227,749,185.20	15.18%	345	38.20	9.008	593	72.41
100,000.01 - 150,000.00	2,499	309,663,706.04	20.64%	351	39.35	8.306	604	77.10
150,000.01 - 200,000.00	1,541	266,058,570.05	17.74%	355	40.21	7.908	612	78.05
200,000.01 - 250,000.00	967	216,530,185.68	14.44%	355	40.73	7.812	615	77.33
250,000.01 - 300,000.00	540	147,594,842.06	9.84%	357	41.53	7.627	624	78.57
300,000.01 - 350,000.00	338	109,503,060.77	7.30%	357	41.85	7.591	622	78.35
350,000.01 - 400,000.00	205	76,897,444.18	5.13%	359	40.17	7.547	628	79.26
400,000.01 - 450,000.00	102	43,592,303.02	2.91%	356	42.27	7.774	624	80.26
450,000.01 - 500,000.00	86	41,082,249.70	2.74%	358	41.34	7.477	630	79.79
500,000.01 - 550,000.00	34	17,810,314.32	1.19%	359	45.45	7.478	659	77.45
550,000.01 - 600,000.00	39	22,705,652.48	1.51%	345	41.42	7.136	671	79.86
600,000.01 - 650,000.00	16	10,061,798.26	0.67%	359	40.15	7.083	647	78.02
650,000.01 - 700,000.00	8	5,347,979.81	0.36%	359	44.63	7.522	630	77.95
700,000.01 - 750,000.00	7	5,215,351.81	0.35%	359	36.94	7.282	673	75.73
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	40	$3,720,799.31	0.25%	119	33.29	7.910	651	63.57
121 - 180	222	23,834,156.29	1.59%	179	35.59	7.771	640	71.05
181 - 240	217	27,779,745.76	1.85%	239	38.49	7.582	649	71.60
241 - 300	40	5,589,368.88	0.37%	299	32.02	7.292	677	76.99
301 - 360	8,789	1,439,076,252.14	95.94%	359	40.39	8.049	612	77.39
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	220	$54,630,895.72	3.64%	351	36.98	5.828	703	74.01
6.000 - 6.499	387	90,684,925.31	6.05%	346	39.17	6.276	677	74.95
6.500 - 6.999	1,319	265,559,023.13	17.70%	352	39.69	6.788	651	78.24
7.000 - 7.499	966	177,693,922.24	11.85%	353	40.18	7.260	630	78.92
7.500 - 7.999	1,630	277,436,495.56	18.50%	355	40.12	7.759	615	78.31
8.000 - 8.499	874	133,809,593.12	8.92%	355	40.07	8.263	594	75.90
8.500 - 8.999	1,252	178,961,838.86	11.93%	354	40.62	8.765	582	76.12
9.000 - 9.499	565	74,592,236.59	4.97%	354	41.07	9.254	574	76.66
9.500 - 9.999	968	119,051,769.88	7.94%	353	41.35	9.761	566	76.16
10.000 - 10.499	336	35,795,561.93	2.39%	356	40.77	10.256	564	74.73
10.500 - 10.999	435	50,857,159.43	3.39%	355	42.71	10.733	553	77.22
11.000 - 11.499	135	16,624,646.85	1.11%	356	40.39	11.245	558	77.86
11.500 - 11.999	170	17,973,704.85	1.20%	357	42.01	11.725	553	77.19
12.000 - 12.499	39	4,165,862.75	0.28%	359	43.29	12.230	547	78.51
12.500 - 12.999	11	2,102,698.55	0.14%	359	47.80	12.672	555	83.31
13.000 - 13.499	1	59,987.61	0.00%	359	50.00	13.450	531	65.22
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	84	$7,748,901.57	0.52%	333	35.05	8.338	609	19.82
25.01 - 30.00	52	5,032,046.42	0.34%	347	37.00	8.144	599	27.69
30.01 - 35.00	88	9,361,286.43	0.62%	327	32.63	8.112	611	32.43
35.01 - 40.00	122	14,826,004.61	0.99%	343	36.64	8.038	601	37.80
40.01 - 45.00	120	16,488,570.47	1.10%	342	36.87	7.825	604	42.84
45.01 - 50.00	169	21,317,429.97	1.42%	347	37.68	8.031	603	47.83
50.01 - 55.00	223	30,940,118.23	2.06%	352	38.10	7.931	603	52.95
55.01 - 60.00	428	61,188,025.31	4.08%	352	38.42	8.289	583	58.28
60.01 - 65.00	427	65,067,223.48	4.34%	353	39.59	8.000	602	63.06
65.01 - 70.00	557	93,203,737.89	6.21%	353	40.00	7.925	606	68.05
70.01 - 75.00	1,454	221,562,546.70	14.77%	353	40.59	8.458	588	73.75
75.01 - 80.00	1,614	268,647,170.53	17.91%	351	39.80	7.692	624	78.72
80.01 - 85.00	1,511	256,343,354.73	17.09%	356	41.28	8.269	608	83.76
85.01 - 90.00	2,381	414,239,156.21	27.62%	356	40.98	7.891	630	89.10
90.01 - 95.00	78	14,034,749.83	0.94%	350	38.86	7.626	704	94.15
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	434	$51,561,412.63	3.44%	356	41.25	9.698	510	64.25
520 - 539	768	101,407,612.06	6.76%	356	42.58	9.621	529	71.62
540 - 559	993	139,996,352.41	9.33%	355	40.32	9.120	551	75.21
560 - 579	1,159	172,181,174.53	11.48%	355	40.59	8.694	569	76.26
580 - 599	1,036	154,890,571.90	10.33%	356	40.57	8.435	589	76.84
600 - 619	1,097	184,573,824.75	12.30%	356	40.44	7.942	609	78.04
620 - 639	1,151	198,169,905.02	13.21%	354	40.08	7.744	629	80.34
640 - 659	1,056	187,816,635.62	12.52%	354	40.11	7.255	649	79.66
660 - 679	747	139,056,376.60	9.27%	349	39.57	7.063	668	78.77
680 - 699	342	63,969,173.38	4.26%	346	39.13	6.898	688	80.13
700 - 719	193	39,132,068.24	2.61%	343	39.00	6.863	709	79.12
720 - 739	150	30,415,230.89	2.03%	342	38.30	6.539	728	77.07
740 - 759	91	20,123,149.98	1.34%	340	36.89	6.461	749	76.20
760 - 779	53	10,024,816.30	0.67%	343	35.39	6.411	769	78.99
780 - 799	33	5,535,823.68	0.37%	337	36.60	6.630	787	67.64
800 >=	5	1,146,194.39	0.08%	342	34.77	6.930	803	71.35
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	466	$67,182,523.77	4.48%	348	15.49	7.913	618	72.01
20.01 - 25.00	488	67,601,056.99	4.51%	349	23.25	7.935	615	72.48
25.01 - 30.00	810	117,042,002.46	7.80%	350	28.09	7.861	621	75.19
30.01 - 35.00	1,121	169,438,567.13	11.30%	351	33.12	7.950	618	76.67
35.01 - 40.00	1,371	210,049,112.24	14.00%	352	38.05	7.946	616	77.01
40.01 - 45.00	1,786	298,534,156.97	19.90%	355	43.08	7.991	616	78.09
45.01 - 50.00	2,670	471,057,720.21	31.40%	356	48.21	7.979	615	79.34
50.01 - 55.00	596	99,095,182.61	6.61%	355	53.13	9.087	571	73.99
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R5

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	1,004	$259,725,621.24	17.32%	356	40.71	7.419	623	74.04
Florida	1,233	179,263,029.03	11.95%	354	40.37	7.949	607	78.28
New York	524	121,176,975.19	8.08%	355	41.18	8.235	610	71.00
Maryland	523	91,067,247.38	6.07%	357	40.18	8.068	604	76.98
New Jersey	419	82,505,883.71	5.50%	357	41.01	8.566	602	73.42
Texas	695	71,314,978.85	4.75%	336	40.22	8.624	606	76.24
Michigan	426	54,144,161.21	3.61%	354	39.81	8.175	607	80.92
Pennsylvania	377	49,308,266.70	3.29%	350	39.22	7.943	609	79.20
Georgia	332	46,035,422.74	3.07%	355	38.82	8.925	598	81.32
Wisconsin	332	45,847,233.16	3.06%	352	39.27	8.111	634	80.87
Illinois	276	41,229,398.40	2.75%	350	41.03	8.974	608	77.34
Arizona	250	39,518,237.30	2.63%	357	40.48	7.804	614	80.56
Massachusetts	168	39,134,832.83	2.61%	358	39.12	6.477	642	76.37
Washington	175	32,659,197.80	2.18%	354	40.64	7.595	636	80.91
Minnesota	154	27,305,389.82	1.82%	355	39.52	7.693	633	79.38
Indiana	240	27,113,070.80	1.81%	352	38.39	8.458	613	83.66
Connecticut	114	21,609,447.01	1.44%	351	42.00	7.997	611	75.87
North Carolina	178	21,533,865.39	1.44%	351	40.77	9.182	599	82.35
Tennessee	197	20,934,416.48	1.40%	344	40.22	8.490	602	82.23
Louisiana	182	19,719,664.86	1.31%	353	39.30	8.595	588	78.98
Nevada	98	19,630,649.67	1.31%	359	39.35	7.731	617	77.11
Alabama	176	17,789,126.14	1.19%	346	39.33	8.869	605	82.01
Missouri	147	17,311,564.32	1.15%	351	39.37	7.967	621	81.51
Hawaii	70	17,180,128.21	1.15%	355	39.74	7.164	644	73.56
Rhode Island	78	15,320,252.51	1.02%	350	41.71	7.583	613	72.78
South Carolina	129	15,254,246.23	1.02%	345	39.46	9.343	586	81.04
Colorado	71	13,492,040.44	0.90%	359	41.14	7.925	622	82.84
New Hampshire	75	12,272,110.38	0.82%	353	39.97	7.906	616	73.55
Maine	86	11,879,217.39	0.79%	351	39.24	8.019	619	74.81
Oregon	65	10,076,471.96	0.67%	357	39.56	7.466	628	78.85
Oklahoma	94	9,761,240.40	0.65%	340	39.98	8.404	615	82.12
Utah	54	8,330,216.48	0.56%	342	37.69	7.794	625	84.68
Kansas	63	6,165,322.92	0.41%	359	38.79	8.573	615	80.65
Iowa	57	5,588,501.71	0.37%	348	39.92	8.606	596	83.16
Kentucky	52	5,454,685.85	0.36%	348	39.81	8.119	610	84.67
Delaware	43	5,430,830.72	0.36%	353	37.43	8.027	598	76.84
Mississippi	44	4,128,065.74	0.28%	328	39.95	8.532	612	80.18
Arkansas	31	2,825,465.03	0.19%	357	38.76	9.238	603	82.89
District of Columbia	11	2,266,169.08	0.15%	359	40.56	8.375	579	68.30
Montana	12	1,868,922.99	0.12%	359	35.79	7.415	652	83.55
Idaho	9	1,498,158.40	0.10%	359	44.47	8.142	593	79.23
Wyoming	13	1,453,543.57	0.10%	342	39.53	8.435	619	78.21
Alaska	8	1,316,427.16	0.09%	359	36.79	8.290	607	86.43
Vermont	7	1,037,879.36	0.07%	349	42.65	7.561	664	84.25
Nebraska	8	642,473.86	0.04%	337	33.03	6.972	644	84.27
North Dakota	5	564,806.95	0.04%	359	39.02	7.152	636	77.14
South Dakota	3	315,465.01	0.02%	358	36.95	9.446	562	80.54
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	9,099	$1,470,623,657.38	98.04%	353	40.30	8.026	613	77.19
Non-Owner Occupied	157	22,018,790.99	1.47%	355	35.69	8.355	629	73.75
Second Home	52	7,357,874.01	0.49%	358	39.44	8.405	621	78.47
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,908	$1,123,609,474.02	74.91%	353	40.04	7.857	617	77.87
Limited Documentation	1,275	197,746,990.00	13.18%	354	39.97	8.365	600	78.13
Stated Documentation	1,125	178,643,858.36	11.91%	355	41.65	8.768	606	71.52
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	8,775	$1,417,538,990.69	94.50%	353	40.25	8.051	612	76.99
Refinance-Debt Consolidation No Cash Out***	413	63,325,910.16	4.22%	352	39.08	7.766	633	79.64
Purchase	120	19,135,421.53	1.28%	359	42.27	7.543	634	80.35
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	415	$83,254,087.45	5.55%	341	37.51	6.543	740	76.81
7A	406	79,391,595.85	5.29%	344	39.09	6.807	692	80.35
6A	691	130,470,823.51	8.70%	349	39.68	6.993	668	79.04
5A	926	167,618,096.82	11.17%	354	40.14	7.172	649	80.29
4A	917	161,519,494.39	10.77%	354	40.57	7.567	631	80.99
3A	820	139,203,091.72	9.28%	356	40.17	7.728	613	78.29
2A	1,990	302,597,464.99	20.17%	355	39.97	8.227	587	77.94
A	785	122,647,660.56	8.18%	357	40.12	8.798	578	77.95
B	1,278	171,797,372.83	11.45%	355	42.11	9.533	553	74.03
C	897	119,327,303.52	7.96%	356	41.47	9.491	546	67.88
D	183	22,173,330.74	1.48%	358	38.95	9.561	527	55.77
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	7,974	$1,273,597,081.22	84.91%	353	40.05	8.035	613	77.39
PUD Detached	426	75,253,961.97	5.02%	351	42.42	8.078	608	80.37
Two-Four Family	322	69,107,956.96	4.61%	355	41.29	8.066	627	70.44
Condominium	276	46,095,728.21	3.07%	356	40.59	7.736	623	77.29
Manufactured Housing	208	22,496,044.92	1.50%	355	38.64	8.030	620	72.46
Single Family Attached	81	9,620,580.64	0.64%	358	40.35	8.445	591	77.25
PUD Attached	21	3,828,968.46	0.26%	359	42.05	8.065	611	79.22
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,837	$606,298,474.16	40.42%	354	40.46	8.496	604	76.21
12	191	44,296,621.65	2.95%	346	40.61	7.247	649	70.43
24	10	3,788,078.68	0.25%	357	38.24	7.697	619	78.83
30	39	8,243,380.01	0.55%	349	41.80	8.136	625	84.81
36	5,231	837,373,767.88	55.82%	353	40.03	7.739	618	78.10
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	8,894	$1,309,608,741.98	87.31%	353	40.02	8.116	610	76.85
Non-Conforming	414	190,391,580.40	12.69%	357	41.61	7.458	637	79.19
Total:	**9,308**	**1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	83	$19,654,567.29	1.64%	358	39.47	5.871	673	75.22
12.000 - 12.499	191	44,470,494.36	3.71%	355	40.21	6.293	653	76.35
12.500 - 12.999	878	182,661,713.59	15.22%	358	40.10	6.804	638	78.40
13.000 - 13.499	767	144,060,863.78	12.01%	358	40.37	7.267	622	78.70
13.500 - 13.999	1,338	233,326,089.32	19.44%	358	40.20	7.759	608	78.43
14.000 - 14.499	745	117,296,351.74	9.77%	357	40.25	8.267	589	76.07
14.500 - 14.999	1,097	161,694,934.63	13.47%	357	40.80	8.767	579	76.22
15.000 - 15.499	514	69,588,658.16	5.80%	356	41.39	9.253	572	76.63
15.500 - 15.999	863	109,062,028.50	9.09%	357	41.63	9.759	565	76.46
16.000 - 16.499	303	33,267,723.60	2.77%	359	40.79	10.253	563	75.20
16.500 - 16.999	387	46,064,293.87	3.84%	356	42.67	10.727	552	77.59
17.000 - 17.499	122	15,733,772.36	1.31%	358	40.38	11.247	558	78.26
17.500 - 17.999	154	16,917,622.13	1.41%	358	42.11	11.725	554	78.07
18.000 - 18.499	38	4,098,452.62	0.34%	359	43.49	12.233	546	78.41
18.500 - 18.999	11	2,102,698.55	0.18%	359	47.80	12.672	555	83.31
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	83	$19,654,567.29	1.64%	358	39.47	5.871	673	75.22
6.000 - 6.499	191	44,470,494.36	3.71%	355	40.21	6.293	653	76.35
6.500 - 6.999	878	182,661,713.59	15.22%	358	40.10	6.804	638	78.40
7.000 - 7.499	767	144,060,863.78	12.01%	358	40.37	7.267	622	78.70
7.500 - 7.999	1,338	233,326,089.32	19.44%	358	40.20	7.759	608	78.43
8.000 - 8.499	745	117,296,351.74	9.77%	357	40.25	8.267	589	76.07
8.500 - 8.999	1,097	161,694,934.63	13.47%	357	40.80	8.767	579	76.22
9.000 - 9.499	514	69,588,658.16	5.80%	356	41.39	9.253	572	76.63
9.500 - 9.999	863	109,062,028.50	9.09%	357	41.63	9.759	565	76.46
10.000 - 10.499	303	33,267,723.60	2.77%	359	40.79	10.253	563	75.20
10.500 - 10.999	387	46,064,293.87	3.84%	356	42.67	10.727	552	77.59
11.000 - 11.499	122	15,733,772.36	1.31%	358	40.38	11.247	558	78.26
11.500 - 11.999	154	16,917,622.13	1.41%	358	42.11	11.725	554	78.07
12.000 - 12.499	38	4,098,452.62	0.34%	359	43.49	12.233	546	78.41
12.500 - 12.999	11	2,102,698.55	0.18%	359	47.80	12.672	555	83.31
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750 - 2.999	2	$1,075,700.00	0.09%	360	48.00	6.359	699	79.34
3.000 - 3.249	8	1,402,780.97	0.12%	349	41.43	6.321	646	72.80
3.250 - 3.499	26	5,071,024.07	0.42%	359	40.39	6.329	599	73.93
3.500 - 3.749	32	7,192,689.46	0.60%	359	38.87	6.464	630	76.54
3.750 - 3.999	25	5,899,237.64	0.49%	359	38.64	6.758	606	79.90
4.000 - 4.249	25	4,061,538.10	0.34%	356	40.57	8.573	605	78.52
4.250 - 4.499	211	31,612,541.11	2.63%	354	41.18	9.093	606	77.95
4.500 - 4.749	15	2,578,000.08	0.21%	359	37.87	7.004	713	78.78
4.750 - 4.999	92	19,090,841.62	1.59%	357	39.79	7.207	733	81.39
5.000 - 5.249	181	35,106,909.10	2.93%	357	40.59	7.109	681	82.19
5.250 - 5.499	392	76,533,892.66	6.38%	358	40.34	6.996	664	81.08
5.500 - 5.749	637	116,995,657.39	9.75%	358	40.30	7.202	645	81.37
5.750 - 5.999	950	165,267,831.88	13.77%	358	40.04	7.615	617	80.21
6.000 - 6.249	2,243	356,950,664.11	29.75%	357	40.33	8.141	594	78.58
6.250 - 6.499	686	106,134,471.08	8.84%	358	41.17	8.961	573	77.20
6.500 - 6.749	1,160	156,931,138.04	13.08%	356	41.92	9.504	550	73.07
6.750 - 6.999	806	108,095,347.19	9.01%	358	41.04	9.540	542	66.38
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2006	7	$864,462.25	0.07%	354	33.76	7.706	631	83.62
January 2007	11	1,796,146.53	0.15%	344	41.88	7.990	598	77.68
February 2007	85	14,684,748.95	1.22%	353	42.74	7.232	617	78.61
March 2007	101	18,935,183.84	1.58%	353	40.66	7.733	614	79.07
April 2007	251	38,873,302.16	3.24%	356	41.91	8.464	584	76.25
May 2007	3,977	627,573,606.39	52.30%	357	40.53	8.383	589	76.66
June 2007	2,259	375,871,723.02	31.32%	359	40.90	8.139	614	78.62
March 2008	6	918,612.01	0.08%	346	41.97	7.481	624	75.33
April 2008	22	4,528,397.87	0.38%	358	39.81	7.571	613	77.05
May 2008	467	65,846,434.89	5.49%	355	39.67	7.999	600	75.70
June 2008	305	50,107,646.59	4.18%	359	39.91	7.728	629	79.54
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	7,491	$1,200,000,264.50	100.00%	357	40.64	8.232	600	77.40
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	7,491	$1,200,000,264.50	100.00%	357	40.64	8.232	600	77.40
Total:	**7,491**	**$1,200,000,264.50**	**100.00%**	**357**	**40.64**	**8.232**	**600**	**77.40**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	7,282	$1,176,442,211.82	78.43%	353	40.61	8.141	611	78.01
Insured AVM	2,026	323,558,110.56	21.57%	354	38.82	7.638	623	74.02
Total:	**9,308**	**$1,500,000,322.38**	**100.00%**	**353**	**40.23**	**8.032**	**613**	**77.15**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	8,850		
Aggregate Current Principal Balance:	$1,300,511,098.74		
Average Current Principal Balance:	$146,950.41		$40,869.75 - $597,398.01
Aggregate Original Principal Balance:	$1,301,521,948.00		
Average Original Principal Balance:	$147,064.63		$60,000.00 - $599,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	8.120%		5.500% - 12.850%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	353		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.925%		3.000% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	14.299%		11.550% - 18.850%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	8.299%		5.550% - 12.850%
Wtd. Avg. Original LTV:	76.83%		5.76% - 95.00%
Wtd. Avg. Borrower FICO:	610		500 - 810
Geographic Distribution (Top 5):	CA	13.04%	
	FL	12.78%	
	NY	7.48%	
	MD	6.16%	
	NJ	5.70%	

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	6,053	$878,634,997.42	67.56%	357	40.47	8.421	592	76.71
2 Yr/6 Mo Libor (IO)	324	68,238,522.00	5.25%	360	40.49	7.271	648	80.99
3 Yr/6 Mo Libor	701	93,029,368.45	7.15%	355	39.69	8.071	602	76.32
3 Yr/6 Mo Libor (IO)	66	14,352,530.59	1.10%	360	40.09	7.216	656	81.49
Fixed	1,649	234,700,798.28	18.05%	332	38.23	7.351	663	75.95
Fixed (IO)	57	11,554,882.00	0.89%	360	39.15	7.336	667	77.53
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,923	$227,901,303.00	17.51%	345	38.19	9.006	593	72.39
100,000.01 - 150,000.00	2,501	310,097,706.00	23.83%	351	39.35	8.305	604	77.09
150,000.01 - 200,000.00	1,513	261,381,054.00	20.08%	355	40.15	7.918	612	78.01
200,000.01 - 250,000.00	958	214,609,812.00	16.49%	355	40.69	7.813	615	77.27
250,000.01 - 300,000.00	540	147,604,706.00	11.34%	357	41.57	7.628	624	78.57
300,000.01 - 350,000.00	331	107,234,856.00	8.24%	357	41.75	7.591	621	78.42
350,000.01 - 400,000.00	61	22,187,809.00	1.70%	357	39.68	7.756	629	79.78
400,000.01 - 450,000.00	15	6,452,427.00	0.50%	359	41.68	7.997	647	78.68
450,000.01 - 500,000.00	5	2,393,400.00	0.18%	348	35.76	6.997	649	82.37
500,000.01 - 550,000.00	2	1,059,875.00	0.08%	358	49.90	8.383	617	88.71
550,000.01 - 600,000.00	1	599,000.00	0.05%	357	39.00	6.600	749	72.17
Total:	**8,850**	**$1,301,521,948.00**	**100.00%**	**353**	**40.00**	**8.119**	**610**	**76.83**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 50,000.00	4	$187,679.00	0.01%	310	34.25	7.401	726	50.23
50,000.01 - 100,000.00	2,921	227,689,197.59	17.51%	345	38.20	9.007	593	72.41
100,000.01 - 150,000.00	2,499	309,663,706.04	23.81%	351	39.35	8.306	604	77.10
150,000.01 - 200,000.00	1,513	261,192,179.22	20.08%	355	40.15	7.918	612	78.01
200,000.01 - 250,000.00	961	215,199,043.94	16.55%	355	40.71	7.811	615	77.28
250,000.01 - 300,000.00	537	146,747,551.81	11.28%	357	41.55	7.631	624	78.56
300,000.01 - 350,000.00	332	107,510,227.96	8.27%	357	41.77	7.584	621	78.41
350,000.01 - 400,000.00	60	21,825,188.87	1.68%	357	39.56	7.792	627	79.86
400,000.01 - 450,000.00	15	6,448,746.25	0.50%	359	41.69	7.997	647	78.69
450,000.01 - 500,000.00	5	2,391,631.37	0.18%	348	35.76	6.997	649	82.38
500,000.01 - 550,000.00	2	1,058,548.68	0.08%	358	49.91	8.384	617	88.71
550,000.01 - 600,000.00	1	597,398.01	0.05%	357	39.00	6.600	749	72.17
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	40	$3,720,799.31	0.29%	119	33.29	7.910	651	63.57
121 - 180	220	22,877,875.23	1.76%	179	35.08	7.795	641	70.92
181 - 240	213	25,588,682.40	1.97%	239	38.09	7.670	644	70.56
241 - 300	40	5,589,368.88	0.43%	299	32.02	7.292	677	76.99
301 - 360	8,337	1,242,734,372.92	95.56%	359	40.18	8.139	608	77.11
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	188	$39,933,718.59	3.07%	350	38.10	5.847	700	73.86
6.000 - 6.499	336	66,708,331.36	5.13%	342	37.73	6.278	676	74.39
6.500 - 6.999	1,207	216,391,138.82	16.64%	351	38.97	6.790	650	77.85
7.000 - 7.499	891	147,676,397.42	11.36%	354	39.91	7.258	631	78.31
7.500 - 7.999	1,552	242,654,333.08	18.66%	354	39.68	7.761	615	78.05
8.000 - 8.499	850	123,865,078.39	9.52%	354	40.16	8.264	592	75.85
8.500 - 8.999	1,214	162,137,679.66	12.47%	353	40.54	8.773	581	75.79
9.000 - 9.499	550	68,614,711.02	5.28%	354	41.09	9.253	573	76.31
9.500 - 9.999	955	113,536,949.07	8.73%	353	41.36	9.766	565	76.21
10.000 - 10.499	334	34,838,461.93	2.68%	356	40.68	10.256	562	74.45
10.500 - 10.999	429	47,873,272.60	3.68%	355	42.14	10.729	552	77.11
11.000 - 11.499	128	13,529,938.24	1.04%	355	41.67	11.226	554	77.14
11.500 - 11.999	167	17,004,527.26	1.31%	357	41.59	11.725	551	76.62
12.000 - 12.499	39	4,165,862.75	0.32%	359	43.29	12.230	547	78.51
12.500 - 12.999	10	1,580,698.55	0.12%	359	47.08	12.646	544	81.10
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	83	$7,199,241.68	0.55%	331	35.35	8.333	608	19.43
25.01 - 30.00	52	5,032,046.42	0.39%	347	37.00	8.144	599	27.69
30.01 - 35.00	87	8,962,012.61	0.69%	326	33.28	8.184	609	32.53
35.01 - 40.00	121	14,438,239.67	1.11%	343	37.08	8.026	602	37.77
40.01 - 45.00	118	15,286,955.87	1.18%	340	37.02	7.902	600	42.73
45.01 - 50.00	166	19,712,721.49	1.52%	346	38.39	8.125	597	47.88
50.01 - 55.00	220	29,511,235.45	2.27%	352	38.24	7.959	602	53.01
55.01 - 60.00	417	56,151,195.42	4.32%	352	38.39	8.335	583	58.21
60.01 - 65.00	411	58,285,290.25	4.48%	352	39.49	8.097	598	63.07
65.01 - 70.00	534	82,481,367.85	6.34%	353	39.52	8.065	599	68.07
70.01 - 75.00	1,391	193,369,510.85	14.87%	353	40.44	8.578	583	73.77
75.01 - 80.00	1,490	220,518,566.38	16.96%	350	39.37	7.773	621	78.70
80.01 - 85.00	1,421	213,762,822.03	16.44%	355	41.02	8.400	603	83.74
85.01 - 90.00	2,262	362,131,887.85	27.85%	356	40.79	7.940	629	89.13
90.01 - 95.00	77	13,668,004.92	1.05%	350	38.91	7.666	707	94.18
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	430	$50,016,297.50	3.85%	356	41.34	9.719	510	64.29
520 - 539	759	97,879,096.04	7.53%	356	42.60	9.634	529	71.75
540 - 559	966	128,211,781.62	9.86%	354	40.44	9.132	551	74.81
560 - 579	1,124	156,943,731.19	12.07%	355	40.52	8.731	569	76.32
580 - 599	999	139,267,512.33	10.71%	357	40.36	8.431	589	76.23
600 - 619	1,030	158,412,635.03	12.18%	355	40.11	7.989	609	77.88
620 - 639	1,069	162,566,095.08	12.50%	353	39.62	7.808	629	80.05
640 - 659	991	159,882,069.58	12.29%	353	39.56	7.280	649	79.52
660 - 679	694	115,371,590.43	8.87%	348	38.87	7.090	668	78.82
680 - 699	321	54,293,714.54	4.17%	345	38.52	6.959	688	79.70
700 - 719	170	27,410,791.37	2.11%	340	38.46	7.010	709	80.05
720 - 739	135	23,122,824.43	1.78%	340	38.38	6.580	729	78.10
740 - 759	80	14,490,638.41	1.11%	333	36.69	6.465	749	74.93
760 - 779	49	8,137,076.91	0.63%	339	35.51	6.499	769	78.53
780 - 799	30	4,172,061.51	0.32%	329	35.64	6.627	787	63.62
800 >=	3	333,182.77	0.03%	301	30.25	6.380	806	67.89
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	440	$55,563,933.80	4.27%	346	15.40	7.992	616	72.02
20.01 - 25.00	475	61,398,298.45	4.72%	348	23.24	8.005	611	71.55
25.01 - 30.00	785	105,699,056.85	8.13%	349	28.10	7.949	617	74.89
30.01 - 35.00	1,085	153,033,396.98	11.77%	351	33.14	8.013	615	76.82
35.01 - 40.00	1,323	190,636,873.09	14.66%	351	38.05	8.002	615	76.67
40.01 - 45.00	1,698	261,290,210.48	20.09%	354	43.06	8.059	613	77.72
45.01 - 50.00	2,488	392,842,379.42	30.21%	355	48.19	8.084	611	79.19
50.01 - 55.00	556	80,046,949.67	6.16%	355	53.16	9.379	556	72.72
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	805	$169,631,609.21	13.04%	355	39.93	7.475	617	71.52
Florida	1,203	166,209,717.39	12.78%	354	40.28	7.979	605	78.00
New York	475	97,316,878.86	7.48%	354	41.04	8.258	607	70.01
Maryland	497	80,084,608.56	6.16%	358	39.84	8.152	600	76.54
New Jersey	398	74,178,850.59	5.70%	357	41.08	8.654	600	72.86
Texas	690	69,236,402.49	5.32%	337	40.38	8.665	604	76.16
Michigan	417	51,139,217.97	3.93%	353	40.02	8.213	605	80.84
Pennsylvania	370	46,940,489.76	3.61%	349	39.12	7.961	609	78.98
Wisconsin	329	44,806,126.79	3.45%	352	39.49	8.162	633	81.32
Georgia	320	40,576,332.25	3.12%	355	38.91	9.124	593	81.24
Illinois	270	38,334,622.02	2.95%	349	40.60	8.990	605	76.88
Arizona	245	37,781,762.48	2.91%	357	40.04	7.755	616	80.60
Massachusetts	154	32,663,445.96	2.51%	357	38.42	6.486	638	74.64
Washington	166	28,659,644.76	2.20%	355	40.76	7.728	627	80.69
Indiana	239	26,518,070.80	2.04%	352	38.04	8.493	613	83.63
Minnesota	143	22,994,184.78	1.77%	354	39.48	7.852	624	78.95
North Carolina	176	20,766,318.36	1.60%	351	40.92	9.232	599	82.16
Tennessee	196	20,470,342.06	1.57%	344	40.59	8.521	601	82.20
Louisiana	180	19,273,926.29	1.48%	353	39.10	8.622	588	78.80
Connecticut	104	18,077,693.52	1.39%	350	41.27	7.888	615	76.22
Alabama	175	17,405,405.47	1.34%	345	39.13	8.897	605	82.05
Nevada	91	16,574,586.24	1.27%	359	38.83	7.801	609	76.18
Hawaii	68	15,985,631.72	1.23%	354	39.16	7.223	639	73.49
Missouri	142	15,632,644.60	1.20%	350	39.49	8.065	617	82.27
South Carolina	129	15,254,246.23	1.17%	345	39.46	9.343	586	81.04
Rhode Island	75	14,343,925.49	1.10%	349	41.16	7.632	609	72.08
New Hampshire	74	11,864,410.38	0.91%	353	40.01	7.859	616	72.98
Colorado	66	11,375,537.71	0.87%	359	40.82	8.018	617	82.80
Maine	85	11,329,672.69	0.87%	351	39.01	8.071	617	75.37
Oregon	63	9,531,984.96	0.73%	356	39.73	7.507	627	78.85
Oklahoma	92	9,023,231.85	0.69%	339	40.13	8.342	618	83.18
Utah	51	7,002,869.69	0.54%	349	39.55	7.929	622	83.76
Kansas	63	6,165,322.92	0.47%	359	38.79	8.573	615	80.65
Iowa	57	5,588,501.71	0.43%	348	39.92	8.606	596	83.16
Kentucky	52	5,454,685.85	0.42%	348	39.81	8.119	610	84.67
Delaware	41	5,073,380.67	0.39%	353	37.18	8.122	595	76.62
Mississippi	44	4,128,065.74	0.32%	328	39.95	8.532	612	80.18
Arkansas	30	2,600,584.14	0.20%	357	38.22	9.245	599	82.28
District of Columbia	11	2,266,169.08	0.17%	359	40.56	8.375	579	68.30
Montana	12	1,868,922.99	0.14%	359	35.79	7.415	652	83.55
Wyoming	13	1,453,543.57	0.11%	342	39.53	8.435	619	78.21
Alaska	8	1,316,427.16	0.10%	359	36.79	8.290	607	86.43
Idaho	8	1,050,477.80	0.08%	359	42.53	8.330	582	78.91
Vermont	7	1,037,879.36	0.08%	349	42.65	7.561	664	84.25
Nebraska	8	642,473.86	0.05%	337	33.03	6.972	644	84.27
North Dakota	5	564,806.95	0.04%	359	39.02	7.152	636	77.14
South Dakota	3	315,465.01	0.02%	358	36.95	9.446	562	80.54
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	8,651	$1,275,448,211.89	98.07%	353	40.07	8.111	610	76.90
Non-Owner Occupied	151	19,373,843.92	1.49%	355	34.99	8.518	622	72.26
Second Home	48	5,689,042.93	0.44%	357	40.26	8.664	611	77.91
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,561	$971,256,473.33	74.68%	352	39.81	7.949	613	77.65
Limited Documentation	1,210	170,649,653.62	13.12%	354	39.79	8.401	598	77.73
Stated Documentation	1,079	158,604,971.79	12.20%	355	41.39	8.863	602	70.88
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	8,381	$1,236,707,214.90	95.09%	353	40.04	8.133	609	76.66
Refinance-Debt Consolidation No Cash Out***	397	55,926,313.35	4.30%	351	39.09	7.907	627	80.02
Purchase	72	7,877,570.49	0.61%	359	39.27	7.612	634	80.99
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	373	$62,920,454.40	4.84%	337	37.26	6.588	739	76.79
7A	373	63,299,456.70	4.87%	343	38.59	6.913	692	80.49
6A	639	107,135,744.73	8.24%	347	38.95	7.007	668	79.11
5A	864	140,894,846.73	10.83%	353	39.56	7.185	649	80.27
4A	844	129,651,805.67	9.97%	353	39.99	7.624	631	80.59
3A	769	120,086,385.35	9.23%	356	39.81	7.786	613	77.95
2A	1,917	270,611,531.68	20.81%	355	39.90	8.251	587	77.66
A	753	108,984,762.90	8.38%	356	40.08	8.808	577	77.66
B	1,263	166,160,981.47	12.78%	355	42.06	9.544	553	74.14
C	875	109,848,401.03	8.45%	356	41.45	9.489	544	67.72
D	180	20,916,728.08	1.61%	357	38.68	9.560	528	55.57
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	7,568	$1,096,718,207.35	84.33%	352	39.81	8.134	609	77.18
PUD Detached	400	64,529,105.29	4.96%	352	42.18	8.121	605	79.81
Two-Four Family	311	63,541,981.09	4.89%	355	41.04	8.053	625	69.21
Condominium	263	40,473,323.04	3.11%	356	40.61	7.789	620	76.82
Manufactured Housing	207	22,326,544.92	1.72%	355	38.71	8.043	619	72.45
Single Family Attached	81	9,620,580.64	0.74%	358	40.35	8.445	591	77.25
PUD Attached	20	3,301,356.41	0.25%	359	40.94	8.147	607	79.10
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,657	$532,369,389.93	40.94%	354	40.17	8.563	601	75.75
12	174	35,626,839.31	2.74%	343	41.17	7.289	647	70.54
24	3	390,253.56	0.03%	340	34.49	8.021	646	76.38
30	37	7,475,832.98	0.57%	348	42.33	8.167	626	84.54
36	4,979	724,648,782.96	55.72%	353	39.79	7.834	614	77.85
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	8,850	$1,300,511,098.74	100.00%	353	40.00	8.120	610	76.83
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	76	$16,840,230.81	1.60%	358	39.35	5.881	668	74.62
12.000 - 12.499	163	33,148,565.54	3.14%	353	39.08	6.283	650	75.96
12.500 - 12.999	797	148,152,168.78	14.05%	358	39.45	6.799	638	77.97
13.000 - 13.499	704	119,644,288.28	11.35%	358	40.02	7.262	623	78.02
13.500 - 13.999	1,271	203,446,850.75	19.30%	357	39.78	7.763	607	78.06
14.000 - 14.499	724	108,880,479.77	10.33%	357	40.30	8.267	587	75.97
14.500 - 14.999	1,062	146,177,274.22	13.87%	357	40.70	8.777	577	75.92
15.000 - 15.499	499	63,611,132.59	6.03%	356	41.45	9.251	571	76.25
15.500 - 15.999	851	103,947,010.94	9.86%	357	41.61	9.764	564	76.46
16.000 - 16.499	301	32,310,623.60	3.06%	359	40.69	10.253	561	74.91
16.500 - 16.999	382	43,830,133.72	4.16%	356	42.15	10.725	552	77.62
17.000 - 17.499	115	12,639,063.75	1.20%	358	41.74	11.226	553	77.59
17.500 - 17.999	151	15,948,444.54	1.51%	358	41.67	11.725	553	77.52
18.000 - 18.499	38	4,098,452.62	0.39%	359	43.49	12.233	546	78.41
18.500 - 18.999	10	1,580,698.55	0.15%	359	47.08	12.646	544	81.10
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	76	$16,840,230.81	1.60%	358	39.35	5.881	668	74.62
6.000 - 6.499	163	33,148,565.54	3.14%	353	39.08	6.283	650	75.96
6.500 - 6.999	797	148,152,168.78	14.05%	358	39.45	6.799	638	77.97
7.000 - 7.499	704	119,644,288.28	11.35%	358	40.02	7.262	623	78.02
7.500 - 7.999	1,271	203,446,850.75	19.30%	357	39.78	7.763	607	78.06
8.000 - 8.499	724	108,880,479.77	10.33%	357	40.30	8.267	587	75.97
8.500 - 8.999	1,062	146,177,274.22	13.87%	357	40.70	8.777	577	75.92
9.000 - 9.499	499	63,611,132.59	6.03%	356	41.45	9.251	571	76.25
9.500 - 9.999	851	103,947,010.94	9.86%	357	41.61	9.764	564	76.46
10.000 - 10.499	301	32,310,623.60	3.06%	359	40.69	10.253	561	74.91
10.500 - 10.999	382	43,830,133.72	4.16%	356	42.15	10.725	552	77.62
11.000 - 11.499	115	12,639,063.75	1.20%	358	41.74	11.226	553	77.59
11.500 - 11.999	151	15,948,444.54	1.51%	358	41.67	11.725	553	77.52
12.000 - 12.499	38	4,098,452.62	0.39%	359	43.49	12.233	546	78.41
12.500 - 12.999	10	1,580,698.55	0.15%	359	47.08	12.646	544	81.10
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	8	$1,402,780.97	0.13%	349	41.43	6.321	646	72.80
3.250 - 3.499	26	5,071,024.07	0.48%	359	40.39	6.329	599	73.93
3.500 - 3.749	31	6,832,915.00	0.65%	359	38.33	6.462	629	75.83
3.750 - 3.999	21	4,482,016.40	0.43%	359	40.54	6.826	600	80.20
4.000 - 4.249	25	4,061,538.10	0.39%	356	40.57	8.573	605	78.52
4.250 - 4.499	207	29,697,049.79	2.82%	354	40.94	9.076	603	77.46
4.500 - 4.749	14	2,158,000.08	0.20%	359	37.46	7.202	695	80.49
4.750 - 4.999	81	14,606,209.65	1.39%	357	38.91	7.135	732	80.78
5.000 - 5.249	166	28,251,382.34	2.68%	357	39.46	7.185	682	82.78
5.250 - 5.499	362	63,297,953.40	6.00%	357	39.77	6.987	663	80.79
5.500 - 5.749	595	99,715,764.63	9.46%	358	40.10	7.249	645	81.35
5.750 - 5.999	876	133,467,801.22	12.66%	357	39.39	7.657	616	79.55
6.000 - 6.249	2,142	316,081,342.78	29.98%	357	40.18	8.183	593	78.40
6.250 - 6.499	658	94,366,808.79	8.95%	357	40.93	8.956	571	76.82
6.500 - 6.749	1,147	151,831,409.32	14.40%	356	41.92	9.514	550	73.22
6.750 - 6.999	785	98,931,421.92	9.38%	357	40.81	9.537	540	66.13
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2006	7	$864,462.25	0.08%	354	33.76	7.706	631	83.62
January 2007	11	1,796,146.53	0.17%	344	41.88	7.990	598	77.68
February 2007	79	11,992,730.41	1.14%	352	41.45	7.407	608	76.97
March 2007	97	17,190,967.65	1.63%	352	40.90	7.723	610	78.69
April 2007	240	33,987,959.12	3.22%	355	42.00	8.563	576	76.04
May 2007	3,827	566,227,072.44	53.71%	357	40.44	8.420	589	76.48
June 2007	2,116	314,814,181.02	29.86%	359	40.32	8.239	610	77.98
March 2008	5	501,605.97	0.05%	337	36.12	7.715	616	68.63
April 2008	18	2,685,376.03	0.25%	358	39.15	7.891	586	77.87
May 2008	455	60,888,850.45	5.78%	354	39.69	8.038	600	75.54
June 2008	289	43,306,066.59	4.11%	358	39.90	7.850	624	79.11
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	7,144	$1,054,255,418.46	100.00%	357	40.40	8.299	597	77.02
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	7,144	$1,054,255,418.46	100.00%	357	40.40	8.299	597	77.02
Total:	**7,144**	**$1,054,255,418.46**	**100.00%**	**357**	**40.40**	**8.299**	**597**	**77.02**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	6,900	$1,008,623,373.90	77.56%	352	40.47	8.241	607	77.84
Insured AVM	1,950	291,887,724.84	22.44%	354	38.36	7.700	620	73.33
Total:	**8,850**	**$1,300,511,098.74**	**100.00%**	**353**	**40.00**	**8.120**	**610**	**76.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	458	
Aggregate Current Principal Balance:	$199,489,223.64	
Average Current Principal Balance:	$435,565.99	$59,987.61 - $749,726.68
Aggregate Original Principal Balance:	$199,622,453.00	
Average Original Principal Balance:	$435,856.88	$60,000.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rates:	7.463%	5.500% - 13.450%
Wtd. Avg. Original Term to Maturity (months):	358	180 - 360
Wtd. Avg. Remaining Term to Maturity (months):	357	179 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.772%	2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.743%	11.500% - 18.750%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.743%	5.500% - 12.750%
Wtd. Avg. Original LTV:	79.22%	25.00% - 92.94%
Wtd. Avg. Borrower FICO:	637	505 - 802
Geographic Distribution (Top 5):	CA 45.16%	
	NY 11.96%	
	FL 6.54%	
	MD 5.51%	
	NJ 4.17%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	251	$103,186,277.72	51.73%	358	42.39	7.968	608	79.83
2 Yr/6 Mo Libor (IO)	63	28,539,376.00	14.31%	360	43.59	7.202	649	81.28
3 Yr/6 Mo Libor	21	8,334,449.32	4.18%	359	38.06	7.357	620	77.47
3 Yr/6 Mo Libor (IO)	12	5,684,743.00	2.85%	360	43.16	6.928	677	83.25
Fixed	100	48,709,763.60	24.42%	351	39.44	6.680	683	76.29
Fixed (IO)	11	5,034,614.00	2.52%	360	43.79	6.958	681	81.56
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1	$60,000.00	0.03%	359	50.00	13.450	531	65.22
150,000.01 - 200,000.00	28	4,868,303.00	2.44%	359	43.76	7.349	629	80.32
200,000.01 - 250,000.00	6	1,331,400.00	0.67%	360	45.36	7.995	615	85.07
250,000.01 - 300,000.00	3	848,000.00	0.42%	359	37.00	6.938	670	80.71
300,000.01 - 350,000.00	6	1,994,400.00	1.00%	359	46.15	7.986	649	75.01
350,000.01 - 400,000.00	145	55,103,910.00	27.60%	359	40.42	7.449	628	79.03
400,000.01 - 450,000.00	87	37,167,049.00	18.62%	356	42.38	7.735	620	80.53
450,000.01 - 500,000.00	81	38,719,327.00	19.40%	359	41.69	7.507	629	79.63
500,000.01 - 550,000.00	32	16,765,072.00	8.40%	359	45.17	7.420	661	76.74
550,000.01 - 600,000.00	38	22,125,753.00	11.08%	345	41.49	7.150	669	80.06
600,000.01 - 650,000.00	16	10,067,449.00	5.04%	359	40.15	7.083	647	78.02
650,000.01 - 700,000.00	8	5,350,793.00	2.68%	359	44.63	7.522	630	77.95
700,000.01 - 750,000.00	7	5,220,997.00	2.62%	359	36.94	7.282	673	75.73
Total:	**458**	**$199,622,453.00**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1	$59,987.61	0.03%	359	50.00	13.450	531	65.22
150,000.01 - 200,000.00	28	4,866,390.83	2.44%	359	43.76	7.349	629	80.32
200,000.01 - 250,000.00	6	1,331,141.74	0.67%	360	45.36	7.995	615	85.07
250,000.01 - 300,000.00	3	847,290.25	0.42%	359	37.00	6.938	670	80.71
300,000.01 - 350,000.00	6	1,992,832.81	1.00%	359	46.15	7.986	649	75.01
350,000.01 - 400,000.00	145	55,072,255.31	27.61%	359	40.42	7.449	628	79.03
400,000.01 - 450,000.00	87	37,143,556.77	18.62%	356	42.38	7.735	619	80.53
450,000.01 - 500,000.00	81	38,690,618.33	19.39%	359	41.69	7.507	629	79.63
500,000.01 - 550,000.00	32	16,751,765.64	8.40%	359	45.17	7.420	661	76.74
550,000.01 - 600,000.00	38	22,108,254.47	11.08%	345	41.48	7.151	669	80.07
600,000.01 - 650,000.00	16	10,061,798.26	5.04%	359	40.15	7.083	647	78.02
650,000.01 - 700,000.00	8	5,347,979.81	2.68%	359	44.63	7.522	630	77.95
700,000.01 - 750,000.00	7	5,215,351.81	2.61%	359	36.94	7.282	673	75.73
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121 - 180	2	$956,281.06	0.48%	179	47.85	7.214	635	74.29
181 - 240	4	2,191,063.36	1.10%	239	43.14	6.557	699	83.73
301 - 360	452	196,341,879.22	98.42%	359	41.67	7.475	636	79.19
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	32	$14,697,177.13	7.37%	354	33.93	5.777	712	74.41
6.000- 6.499	51	23,976,593.95	12.02%	356	43.16	6.273	682	76.49
6.500- 6.999	112	49,167,884.31	24.65%	359	42.86	6.780	653	79.98
7.000- 7.499	75	30,017,524.82	15.05%	350	41.48	7.269	624	81.88
7.500- 7.999	78	34,782,162.48	17.44%	359	43.15	7.742	615	80.15
8.000- 8.499	24	9,944,514.73	4.98%	359	38.94	8.254	620	76.59
8.500- 8.999	38	16,824,159.20	8.43%	359	41.41	8.682	597	79.32
9.000- 9.499	15	5,977,525.57	3.00%	359	40.76	9.275	584	80.69
9.500- 9.999	13	5,514,820.81	2.76%	359	40.95	9.638	581	75.30
10.000- 10.499	2	957,100.00	0.48%	360	44.00	10.270	634	85.00
10.500- 10.999	6	2,983,886.83	1.50%	359	51.93	10.801	578	78.98
11.000- 11.499	7	3,094,708.61	1.55%	359	34.80	11.332	579	81.01
11.500- 11.999	3	969,177.59	0.49%	359	49.35	11.730	574	87.18
12.500- 12.999	1	522,000.00	0.26%	360	50.00	12.750	587	90.00
13.000- 13.499	1	59,987.61	0.03%	359	50.00	13.450	531	65.22
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	1	$549,659.89	0.28%	359	31.00	8.400	617	25.00
30.01 - 35.00	1	399,273.82	0.20%	358	18.00	6.500	652	30.19
35.01 - 40.00	1	387,764.94	0.19%	359	20.00	8.500	575	38.80
40.01 - 45.00	2	1,201,614.60	0.60%	359	34.96	6.841	654	44.27
45.01 - 50.00	3	1,604,708.48	0.80%	359	29.00	6.876	678	47.17
50.01 - 55.00	3	1,428,882.78	0.72%	359	35.22	7.362	638	51.63
55.01 - 60.00	11	5,036,829.89	2.52%	359	38.70	7.783	585	59.03
60.01 - 65.00	16	6,781,933.23	3.40%	359	40.42	7.163	636	63.01
65.01 - 70.00	23	10,722,370.04	5.37%	352	43.67	6.846	659	67.87
70.01 - 75.00	63	28,193,035.85	14.13%	357	41.63	7.631	624	73.61
75.01 - 80.00	124	48,128,604.15	24.13%	357	41.74	7.325	638	78.81
80.01 - 85.00	90	42,580,532.70	21.34%	359	42.58	7.612	635	83.88
85.01 - 90.00	119	52,107,268.36	26.12%	356	42.29	7.549	642	88.91
90.01 - 95.00	1	366,744.91	0.18%	359	37.00	6.150	618	92.94
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	4	$1,545,115.13	0.77%	359	38.52	9.030	509	63.22
520 - 539	9	3,528,516.02	1.77%	359	41.92	9.247	531	67.98
540 - 559	27	11,784,570.79	5.91%	359	39.06	8.989	553	79.55
560 - 579	35	15,237,443.34	7.64%	359	41.34	8.308	569	75.68
580 - 599	37	15,623,059.57	7.83%	355	42.45	8.471	590	82.21
600 - 619	67	26,161,189.72	13.11%	359	42.42	7.656	609	79.01
620 - 639	82	35,603,809.94	17.85%	359	42.20	7.452	629	81.70
640 - 659	65	27,934,566.04	14.00%	358	43.26	7.107	648	80.46
660 - 679	53	23,684,786.17	11.87%	355	42.99	6.927	669	78.52
680 - 699	21	9,675,458.84	4.85%	351	42.59	6.559	687	82.52
700 - 719	23	11,721,276.87	5.88%	353	40.28	6.520	708	76.97
720 - 739	15	7,292,406.46	3.66%	349	38.03	6.412	728	73.78
740 - 759	11	5,632,511.57	2.82%	359	37.40	6.450	748	79.46
760 - 779	4	1,887,739.39	0.95%	359	34.91	6.029	770	80.96
780 - 799	3	1,363,762.17	0.68%	360	39.56	6.637	785	79.92
800 >=	2	813,011.62	0.41%	359	36.62	7.155	801	72.76
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	26	$11,618,589.97	5.82%	359	15.88	7.535	628	71.99
20.01 - 25.00	13	6,202,758.54	3.11%	359	23.30	7.250	654	81.64
25.01 - 30.00	25	11,342,945.61	5.69%	359	27.95	7.040	655	78.00
30.01 - 35.00	36	16,405,170.15	8.22%	355	32.97	7.366	641	75.19
35.01 - 40.00	48	19,412,239.15	9.73%	359	38.07	7.399	625	80.38
40.01 - 45.00	88	37,243,946.49	18.67%	356	43.22	7.512	643	80.72
45.01 - 50.00	182	78,215,340.79	39.21%	357	48.29	7.448	634	80.08
50.01 - 55.00	40	19,048,232.94	9.55%	355	52.98	7.860	631	79.35
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	199	$90,094,012.03	45.16%	358	42.17	7.313	635	78.79
New York	49	23,860,096.33	11.96%	359	41.72	8.138	627	75.06
Florida	30	13,053,311.64	6.54%	354	41.48	7.566	637	81.91
Maryland	26	10,982,638.82	5.51%	353	42.67	7.451	631	80.22
New Jersey	21	8,327,033.12	4.17%	360	40.32	7.779	616	78.35
Massachusetts	14	6,471,386.87	3.24%	359	42.61	6.431	665	85.08
Georgia	12	5,459,090.49	2.74%	359	38.18	7.439	639	81.94
Minnesota	11	4,311,205.04	2.16%	359	39.70	6.848	678	81.68
Washington	9	3,999,553.04	2.00%	347	39.79	6.635	700	82.49
Connecticut	10	3,531,753.49	1.77%	359	45.76	8.556	592	74.07
Nevada	7	3,056,063.43	1.53%	359	42.18	7.352	661	82.14
Michigan	9	3,004,943.24	1.51%	359	36.18	7.518	641	82.15
Illinois	6	2,894,776.38	1.45%	360	46.75	8.762	648	83.33
Pennsylvania	7	2,367,776.94	1.19%	359	41.16	7.582	611	83.57
Colorado	5	2,116,502.73	1.06%	359	42.83	7.428	646	83.07
Texas	5	2,078,576.36	1.04%	311	35.11	7.271	659	78.82
Arizona	5	1,736,474.82	0.87%	359	49.96	8.890	574	79.79
Missouri	5	1,678,919.72	0.84%	359	38.27	7.052	651	74.49
Utah	3	1,327,346.79	0.67%	305	27.92	7.082	638	89.50
Hawaii	2	1,194,496.49	0.60%	360	47.55	6.377	708	74.45
Wisconsin	3	1,041,106.37	0.52%	359	29.98	5.894	702	61.68
Rhode Island	3	976,327.02	0.49%	359	49.82	6.863	676	83.07
North Carolina	2	767,547.03	0.38%	360	36.69	7.832	612	87.41
Oklahoma	2	738,008.55	0.37%	359	38.08	9.156	578	69.15
Indiana	1	595,000.00	0.30%	360	54.00	6.900	627	85.00
Maine	1	549,544.70	0.28%	359	44.00	6.950	671	63.22
Oregon	2	544,487.00	0.27%	360	36.58	6.760	655	78.84
Tennessee	1	464,074.42	0.23%	359	24.00	7.150	630	83.68
Idaho	1	447,680.60	0.22%	359	49.00	7.700	618	80.00
Louisiana	2	445,738.57	0.22%	359	48.27	7.435	615	86.66
New Hampshire	1	407,700.00	0.20%	360	39.00	9.300	605	90.00
Alabama	1	383,720.67	0.19%	359	48.00	7.600	607	80.00
Delaware	2	357,450.05	0.18%	360	40.97	6.674	637	80.00
Arkansas	1	224,880.89	0.11%	359	45.00	9.150	653	90.00
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	448	195,175,445.49	97.84%	357	41.77	7.467	636	79.13
Non-Owner Occupied	6	$2,644,947.07	1.33%	359	40.77	7.166	681	84.64
Second Home	4	1,668,831.08	0.84%	359	36.66	7.519	657	80.37
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	347	$152,353,000.69	76.37%	357	41.57	7.271	640	79.31
Limited Documentation	65	27,097,336.38	13.58%	357	41.07	8.135	618	80.61
Stated Documentation	46	20,038,886.57	10.05%	356	43.69	8.018	637	76.59
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	394	$180,831,775.79	90.65%	357	41.66	7.493	635	79.27
Purchase	48	11,257,851.04	5.64%	359	44.37	7.495	634	79.91
Refinance-Debt Consolidation No Cash Out***	16	7,399,596.81	3.71%	359	39.06	6.706	673	76.77
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	42	$20,333,633.05	10.19%	355	38.26	6.404	742	76.89
7A	33	16,092,139.15	8.07%	350	41.08	6.389	694	79.83
6A	52	23,335,078.78	11.70%	355	42.99	6.927	669	78.69
5A	62	26,723,250.09	13.40%	357	43.20	7.106	648	80.44
4A	73	31,867,688.72	15.97%	359	42.93	7.333	630	82.60
3A	51	19,116,706.37	9.58%	359	42.42	7.367	612	80.43
2A	73	31,985,933.31	16.03%	357	40.59	8.020	589	80.30
A	32	13,662,897.66	6.85%	359	40.44	8.723	585	80.29
B	15	5,636,391.36	2.83%	359	43.51	9.209	560	70.76
C	22	9,478,902.49	4.75%	359	41.67	9.511	569	69.67
D	3	1,256,602.66	0.63%	359	43.45	9.569	519	59.17
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	406	176,878,873.87	88.67%	358	41.54	7.422	636	78.73
PUD Detached	26	10,724,856.68	5.38%	343	43.90	7.821	631	83.75
Condominium	13	$5,622,405.17	2.82%	359	40.46	7.356	645	80.71
Two-Four Family	11	5,565,975.87	2.79%	359	44.06	8.220	641	84.41
PUD Attached	1	527,612.05	0.26%	359	49.00	7.550	635	80.00
Manufactured Housing	1	169,500.00	0.08%	360	29.00	6.250	774	73.70
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	180	$73,929,084.23	37.06%	357	42.60	8.011	627	79.48
12	17	8,669,782.34	4.35%	359	38.31	7.077	661	70.00
24	7	3,397,825.12	1.70%	359	38.67	7.659	615	79.11
30	2	767,547.03	0.38%	360	36.69	7.832	612	87.41
36	252	112,724,984.92	56.51%	357	41.52	7.126	641	79.70
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Conforming	414	$190,391,580.40	95.44%	357	41.61	7.458	637	79.19
Conforming	44	9,097,643.24	4.56%	359	43.93	7.585	635	79.79
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500- 11.999	7	$2,814,336.48	1.93%	358	40.22	5.815	703	78.85
12.000- 12.499	28	11,321,928.82	7.77%	360	43.49	6.321	660	77.49
12.500- 12.999	81	34,509,544.81	23.68%	359	42.88	6.825	640	80.24
13.000- 13.499	63	24,416,575.50	16.75%	356	42.08	7.293	619	82.04
13.500- 13.999	67	29,879,238.57	20.50%	359	43.07	7.729	610	80.90
14.000- 14.499	21	8,415,871.97	5.77%	359	39.62	8.267	615	77.48
14.500- 14.999	35	15,517,660.41	10.65%	359	41.68	8.676	597	79.01
15.000- 15.499	15	5,977,525.57	4.10%	359	40.76	9.275	584	80.69
15.500- 15.999	12	5,115,017.56	3.51%	359	41.96	9.649	585	76.50
16.000- 16.499	2	957,100.00	0.66%	360	44.00	10.270	634	85.00
16.500- 16.999	5	2,234,160.15	1.53%	359	52.91	10.768	553	77.05
17.000- 17.499	7	3,094,708.61	2.12%	359	34.80	11.332	579	81.01
17.500- 17.999	3	969,177.59	0.66%	359	49.35	11.730	574	87.18
18.500- 18.999	1	522,000.00	0.36%	360	50.00	12.750	587	90.00
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	7	$2,814,336.48	1.93%	358	40.22	5.815	703	78.85
6.000- 6.499	28	11,321,928.82	7.77%	360	43.49	6.321	660	77.49
6.500- 6.999	81	34,509,544.81	23.68%	359	42.88	6.825	640	80.24
7.000- 7.499	63	24,416,575.50	16.75%	356	42.08	7.293	619	82.04
7.500- 7.999	67	29,879,238.57	20.50%	359	43.07	7.729	610	80.90
8.000- 8.499	21	8,415,871.97	5.77%	359	39.62	8.267	615	77.48
8.500- 8.999	35	15,517,660.41	10.65%	359	41.68	8.676	597	79.01
9.000- 9.499	15	5,977,525.57	4.10%	359	40.76	9.275	584	80.69
9.500- 9.999	12	5,115,017.56	3.51%	359	41.96	9.649	585	76.50
10.000- 10.499	2	957,100.00	0.66%	360	44.00	10.270	634	85.00
10.500- 10.999	5	2,234,160.15	1.53%	359	52.91	10.768	553	77.05
11.000- 11.499	7	3,094,708.61	2.12%	359	34.80	11.332	579	81.01
11.500- 11.999	3	969,177.59	0.66%	359	49.35	11.730	574	87.18
12.500- 12.999	1	522,000.00	0.36%	360	50.00	12.750	587	90.00
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750- 2.999	2	$1,075,700.00	0.74%	360	48.00	6.359	699	79.34
3.500- 3.749	1	359,774.46	0.25%	359	49.00	6.500	650	89.98
3.750- 3.999	4	1,417,221.24	0.97%	359	32.65	6.545	624	78.94
4.250- 4.499	4	1,915,491.32	1.31%	360	45.03	9.357	649	85.57
4.500- 4.749	1	420,000.00	0.29%	360	40.00	5.990	801	70.00
4.750- 4.999	11	4,484,631.97	3.08%	359	42.65	7.442	735	83.39
5.000- 5.249	15	6,855,526.76	4.70%	360	45.26	6.792	678	79.78
5.250- 5.499	30	13,235,939.26	9.08%	359	43.03	7.035	666	82.50
5.500- 5.749	42	17,279,892.76	11.86%	359	41.47	6.929	646	81.49
5.750- 5.999	74	31,800,030.66	21.82%	359	42.76	7.440	621	82.99
6.000- 6.249	101	40,869,321.33	28.04%	357	41.46	7.819	594	79.94
6.250- 6.499	28	11,767,662.29	8.07%	359	43.09	8.997	583	80.25
6.500- 6.749	13	5,099,728.72	3.50%	359	41.94	9.202	555	68.42
6.750- 6.999	21	9,163,925.27	6.29%	359	43.52	9.582	568	69.06
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
February 2007	6	$2,692,018.54	1.85%	356	48.49	6.455	658	85.90
March 2007	4	1,744,216.19	1.20%	357	38.22	7.835	653	82.81
April 2007	11	4,885,343.04	3.35%	358	41.27	7.776	635	77.73
May 2007	150	61,346,533.95	42.09%	359	41.43	8.041	596	78.25
June 2007	143	61,057,542.00	41.89%	359	43.85	7.623	633	81.91
March 2008	1	417,006.04	0.29%	357	49.00	7.200	634	83.38
April 2008	4	1,843,021.84	1.26%	358	40.77	7.106	652	75.85
May 2008	12	4,957,584.44	3.40%	359	39.42	7.526	612	77.69
June 2008	16	6,801,580.00	4.67%	360	39.93	6.953	664	82.23
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	347	$145,744,846.04	100.00%	359	42.40	7.743	619	80.11
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	347	$145,744,846.04	100.00%	359	42.40	7.743	619	80.11
Total:	**347**	**$145,744,846.04**	**100.00%**	**359**	**42.40**	**7.743**	**619**	**80.11**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	382	$167,818,837.92	84.12%	357	41.46	7.538	633	79.00
Insured AVM	76	31,670,385.72	15.88%	359	43.08	7.069	653	80.34
Total:	**458**	**$199,489,223.64**	**100.00%**	**357**	**41.71**	**7.463**	**637**	**79.22**

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	533		
Aggregate Current Principal Balance:	$133,404,667.59		
Average Current Principal Balance:	$250,290.18		$61,000.00 - $671,000.00
Aggregate Original Principal Balance:	$133,405,450.00		
Average Original Principal Balance:	$250,291.65		$61,000.00 - $671,000.00
Interest Only Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.230%		5.500% - 10.550%
Wtd. Avg. Original Term to Maturity (months):	360		360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	360		359 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.406%		2.750% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.231%		11.500% - 16.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.231%		5.500% - 10.550%
Wtd. Avg. Original LTV:	80.93%		18.97% - 95.00%
Wtd. Avg. Borrower FICO:	653		620 - 784
Geographic Distribution (Top 5):	CA	35.46%	
	FL	7.50%	
	MD	7.02%	
	NJ	6.38%	
	NY	5.04%	

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor (IO)	387	$96,777,898.00	72.54%	360	41.41	7.251	648	81.08
3 Yr/6 Mo Libor (IO)	78	20,037,273.59	15.02%	360	40.96	7.134	662	81.99
Fixed (IO)	68	16,589,496.00	12.44%	360	40.56	7.221	671	78.75
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	44	$3,632,554.00	2.72%	360	37.75	7.840	652	75.20
100,000.01 - 150,000.00	81	10,393,428.00	7.79%	360	39.38	7.434	650	80.88
150,000.01 - 200,000.00	93	16,403,092.00	12.30%	360	39.36	7.338	651	80.12
200,000.01 - 250,000.00	79	17,782,865.00	13.33%	360	40.22	7.255	650	80.20
250,000.01 - 300,000.00	80	21,742,738.00	16.30%	360	40.22	7.242	653	80.67
300,000.01 - 350,000.00	58	18,744,426.00	14.05%	360	42.10	7.082	654	81.67
350,000.01 - 400,000.00	38	14,162,878.00	10.62%	360	42.67	7.101	656	81.78
400,000.01 - 450,000.00	17	7,256,016.00	5.44%	360	42.71	7.274	636	80.43
450,000.01 - 500,000.00	20	9,489,057.00	7.11%	360	44.09	7.131	659	81.84
500,000.01 - 550,000.00	3	1,598,900.00	1.20%	360	46.69	6.849	695	85.75
550,000.01 - 600,000.00	10	5,748,054.00	4.31%	360	42.57	7.222	681	83.06
600,000.01 - 650,000.00	6	3,802,149.00	2.85%	360	43.66	7.131	644	84.51
650,000.01 - 700,000.00	4	2,649,293.00	1.99%	360	42.28	6.999	648	76.52
Total:	**533**	**$133,405,450.00**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE IO COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	44	$3,632,554.00	2.72%	360	37.75	7.840	652	75.20
100,000.01 - 150,000.00	81	10,393,428.00	7.79%	360	39.38	7.434	650	80.88
150,000.01 - 200,000.00	93	16,402,309.59	12.30%	360	39.36	7.338	651	80.12
200,000.01 - 250,000.00	79	17,782,865.00	13.33%	360	40.22	7.255	650	80.20
250,000.01 - 300,000.00	80	21,742,738.00	16.30%	360	40.22	7.242	653	80.67
300,000.01 - 350,000.00	58	18,744,426.00	14.05%	360	42.10	7.082	654	81.67
350,000.01 - 400,000.00	38	14,162,878.00	10.62%	360	42.67	7.101	656	81.78
400,000.01 - 450,000.00	17	7,256,016.00	5.44%	360	42.71	7.274	636	80.43
450,000.01 - 500,000.00	20	9,489,057.00	7.11%	360	44.09	7.131	659	81.84
500,000.01 - 550,000.00	3	1,598,900.00	1.20%	360	46.69	6.849	695	85.75
550,000.01 - 600,000.00	10	5,748,054.00	4.31%	360	42.57	7.222	681	83.06
600,000.01 - 650,000.00	6	3,802,149.00	2.85%	360	43.66	7.131	644	84.51
650,000.01 - 700,000.00	4	2,649,293.00	1.99%	360	42.28	6.999	648	76.52
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	533	$133,404,667.59	100.00%	360	41.23	7.230	653	80.93
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	17	$4,429,291.00	3.32%	360	40.38	5.902	690	70.68
6.000- 6.499	37	11,299,353.00	8.47%	360	41.09	6.310	657	73.35
6.500- 6.999	179	49,319,767.59	36.97%	360	40.98	6.783	659	79.96
7.000- 7.499	108	26,419,787.00	19.80%	360	40.68	7.263	650	83.24
7.500- 7.999	115	25,263,518.00	18.94%	360	41.45	7.727	643	82.18
8.000- 8.499	31	7,136,760.00	5.35%	360	43.80	8.187	651	86.35
8.500- 8.999	30	6,336,123.00	4.75%	360	42.85	8.774	641	85.90
9.000- 9.499	5	786,840.00	0.59%	360	36.80	9.286	647	85.05
9.500- 9.999	6	1,186,794.00	0.89%	360	40.62	9.657	635	86.80
10.000- 10.499	3	908,734.00	0.68%	360	42.24	10.176	676	83.78
10.500- 10.999	2	317,700.00	0.24%	360	47.00	10.550	624	90.00
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	3	$398,000.00	0.30%	360	35.07	6.151	693	22.45
30.01 - 35.00	3	253,707.00	0.19%	360	36.75	7.133	669	32.64
35.01 - 40.00	6	1,114,000.00	0.84%	360	35.27	6.950	666	38.45
40.01 - 45.00	5	873,596.00	0.65%	360	40.42	7.625	641	43.24
45.01 - 50.00	5	1,131,668.00	0.85%	360	43.38	7.109	664	47.65
50.01 - 55.00	8	1,833,100.00	1.37%	360	39.68	6.778	653	53.23
55.01 - 60.00	15	2,899,464.00	2.17%	360	34.49	6.867	654	57.73
60.01 - 65.00	20	4,843,440.00	3.63%	360	40.07	6.896	653	62.80
65.01 - 70.00	21	5,760,760.00	4.32%	360	43.21	6.810	643	67.52
70.01 - 75.00	34	8,222,885.00	6.16%	360	40.26	6.907	654	73.07
75.01 - 80.00	90	24,235,718.00	18.17%	360	41.37	7.007	653	78.32
80.01 - 85.00	74	22,346,974.00	16.75%	360	40.94	7.378	657	83.86
85.01 - 90.00	239	56,983,312.59	42.71%	360	41.97	7.409	650	89.12
90.01 - 95.00	10	2,508,043.00	1.88%	360	39.10	7.610	705	93.51
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	185	$45,323,114.59	33.97%	360	41.17	7.528	628	81.87
640 - 659	172	41,220,580.00	30.90%	360	41.03	7.120	648	80.24
660 - 679	121	31,934,509.00	23.94%	360	41.86	7.046	669	79.16
680 - 699	22	6,007,811.00	4.50%	360	42.40	7.096	687	84.87
700 - 719	20	4,775,917.00	3.58%	360	36.93	7.328	707	84.35
720 - 739	4	1,598,000.00	1.20%	360	42.74	6.848	730	84.38
740 - 759	4	1,026,536.00	0.77%	360	42.86	6.627	750	83.71
760 - 779	3	944,500.00	0.71%	360	41.61	6.612	773	84.94
780 - 799	2	573,700.00	0.43%	360	42.45	5.500	782	63.92
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	15	$3,676,267.00	2.76%	360	17.53	7.117	642	75.99
20.01 - 25.00	16	2,827,875.00	2.12%	360	23.02	7.158	656	74.05
25.01 - 30.00	41	9,117,873.00	6.83%	360	28.06	7.084	656	80.44
30.01 - 35.00	68	14,684,544.59	11.01%	360	33.14	7.113	655	80.43
35.01 - 40.00	73	16,115,454.00	12.08%	360	37.92	7.265	649	80.50
40.01 - 45.00	130	33,643,413.00	25.22%	360	42.95	7.326	654	81.84
45.01 - 50.00	189	52,763,241.00	39.55%	360	48.17	7.229	654	81.31
50.01 - 55.00	1	576,000.00	0.43%	360	54.00	6.990	649	90.00
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	151	$47,304,635.00	35.46%	360	40.69	7.006	654	77.41
Florida	51	10,010,205.00	7.50%	360	37.95	7.175	651	81.90
Maryland	39	9,360,248.00	7.02%	360	41.46	7.246	655	82.68
New Jersey	31	8,505,552.00	6.38%	360	41.49	7.681	650	77.11
New York	19	6,720,761.00	5.04%	360	41.99	7.408	654	79.72
Illinois	25	5,468,306.00	4.10%	360	43.15	8.276	651	84.50
Washington	17	4,812,115.00	3.61%	360	42.36	7.446	648	87.10
Massachusetts	16	4,786,200.00	3.59%	360	42.21	6.323	688	78.87
Hawaii	14	4,341,751.00	3.25%	360	41.51	6.740	663	76.93
Arizona	17	3,712,307.00	2.78%	360	42.25	7.584	642	85.05
Michigan	23	3,663,418.00	2.75%	360	42.68	7.255	650	87.25
Minnesota	12	2,672,363.00	2.00%	360	45.32	7.052	656	86.91
Georgia	14	2,580,668.00	1.93%	360	41.09	7.580	638	85.57
Nevada	9	2,483,999.00	1.86%	360	37.97	6.930	657	86.50
Pennsylvania	10	2,090,680.00	1.57%	360	40.34	7.572	643	88.22
Alabama	9	1,531,025.00	1.15%	360	46.49	8.059	635	89.03
Rhode Island	5	1,477,898.00	1.11%	360	44.33	7.408	652	81.74
Colorado	6	1,459,079.00	1.09%	360	45.92	7.620	650	86.51
Wisconsin	8	1,185,645.00	0.89%	360	41.85	7.781	656	85.07
Connecticut	4	1,127,900.00	0.85%	360	38.33	7.119	643	79.81
New Hampshire	5	1,064,729.00	0.80%	360	40.43	6.798	655	81.06
Indiana	6	919,993.00	0.69%	360	42.40	7.904	649	89.48
Louisiana	7	773,081.00	0.58%	360	37.01	7.750	639	80.17
Missouri	3	667,214.00	0.50%	360	48.17	6.894	661	84.54
Kansas	6	572,800.00	0.43%	360	38.53	7.795	645	83.17
Utah	3	534,600.00	0.40%	360	39.42	7.857	634	90.00
North Carolina	2	473,450.00	0.35%	360	41.84	6.968	654	85.00
Kentucky	3	457,200.00	0.34%	360	42.09	7.309	652	90.00
Oregon	3	426,450.00	0.32%	360	44.82	6.929	660	85.20
South Carolina	3	416,041.00	0.31%	360	47.62	7.438	660	86.66
Alaska	2	391,500.00	0.29%	360	37.37	6.664	647	82.70
Texas	2	305,717.59	0.23%	360	39.91	6.933	638	86.89
Arkansas	2	293,153.00	0.22%	360	41.57	8.493	660	89.38
Montana	1	246,500.00	0.18%	360	44.00	6.625	683	89.64
Oklahoma	2	214,984.00	0.16%	360	31.84	8.756	623	90.00
Mississippi	1	126,000.00	0.09%	360	49.00	6.600	667	90.00
Tennessee	1	121,500.00	0.09%	360	44.00	8.250	624	90.00
Iowa	1	105,000.00	0.08%	360	30.00	7.400	665	84.68
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	533	$133,404,667.59	100.00%	360	41.23	7.230	653	80.93
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	420	$104,771,157.00	78.54%	360	41.30	7.098	654	81.10
Stated Documentation	63	17,365,346.59	13.02%	360	41.21	7.909	654	77.46
Limited Documentation	50	11,268,164.00	8.45%	360	40.68	7.403	648	84.67
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	486	$124,730,761.59	93.50%	360	41.20	7.227	653	80.81
Refinance-Debt Consolidation No Cash Out***	37	7,069,853.00	5.30%	360	40.82	7.330	653	83.25
Purchase	10	1,604,053.00	1.20%	360	45.42	7.008	668	80.00
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	17	$4,800,731.00	3.60%	360	40.38	6.711	747	81.59
7A	32	8,660,488.00	6.49%	360	40.78	7.128	693	86.05
6A	116	30,673,311.00	22.99%	360	41.78	7.032	669	79.19
5A	154	37,935,111.00	28.44%	360	41.05	7.097	648	80.85
4A	167	41,129,212.59	30.83%	360	40.91	7.464	630	82.45
3A	15	3,203,842.00	2.40%	360	40.86	7.215	654	73.42
2A	31	6,745,472.00	5.06%	360	42.84	7.871	636	76.13
A	1	256,500.00	0.19%	360	49.00	9.350	645	90.00
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	451	$112,351,682.59	84.22%	360	41.38	7.218	653	80.58
Two-Four Family	23	7,277,150.00	5.45%	360	39.73	7.241	664	78.65
Condominium	33	7,264,995.00	5.45%	360	39.87	7.305	656	83.04
PUD Detached	22	5,870,299.00	4.40%	360	41.72	7.260	648	87.64
Single Family Attached	4	640,541.00	0.48%	360	44.28	8.085	643	82.20
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	193	$45,865,272.00	34.38%	360	41.50	7.436	655	80.69
12	8	2,288,398.00	1.72%	360	44.02	7.425	655	76.49
24	3	1,008,159.00	0.76%	360	45.85	7.320	633	84.77
30	1	396,950.00	0.30%	360	42.00	6.750	655	85.00
36	328	83,845,888.59	62.85%	360	40.96	7.112	652	81.11
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R5

DESCRIPTION OF THE IO COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	452	$95,184,147.59	71.35%	360	40.33	7.267	652	80.64
Non-Conforming	81	38,220,520.00	28.65%	360	43.48	7.135	656	81.65
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500- 11.999	14	$3,751,291.00	3.21%	360	40.86	5.902	678	71.31
12.000- 12.499	36	10,706,853.00	9.17%	360	41.60	6.327	659	73.68
12.500- 12.999	154	42,024,705.59	35.98%	360	40.94	6.787	654	80.32
13.000- 13.499	98	24,472,576.00	20.95%	360	40.87	7.263	649	83.01
13.500- 13.999	97	21,570,395.00	18.47%	360	41.59	7.721	641	83.23
14.000- 14.499	26	5,752,417.00	4.92%	360	43.26	8.198	650	86.25
14.500- 14.999	25	5,397,919.00	4.62%	360	43.34	8.768	640	86.20
15.000- 15.499	4	725,787.00	0.62%	360	37.88	9.289	649	85.22
15.500- 15.999	6	1,186,794.00	1.02%	360	40.62	9.657	635	86.80
16.000- 16.499	3	908,734.00	0.78%	360	42.24	10.176	676	83.78
16.500- 16.999	2	317,700.00	0.27%	360	47.00	10.550	624	90.00
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	14	$3,751,291.00	3.21%	360	40.86	5.902	678	71.31
6.000- 6.499	36	10,706,853.00	9.17%	360	41.60	6.327	659	73.68
6.500- 6.999	154	42,024,705.59	35.98%	360	40.94	6.787	654	80.32
7.000- 7.499	98	24,472,576.00	20.95%	360	40.87	7.263	649	83.01
7.500- 7.999	97	21,570,395.00	18.47%	360	41.59	7.721	641	83.23
8.000- 8.499	26	5,752,417.00	4.92%	360	43.26	8.198	650	86.25
8.500- 8.999	25	5,397,919.00	4.62%	360	43.34	8.768	640	86.20
9.000- 9.499	4	725,787.00	0.62%	360	37.88	9.289	649	85.22
9.500- 9.999	6	1,186,794.00	1.02%	360	40.62	9.657	635	86.80
10.000- 10.499	3	908,734.00	0.78%	360	42.24	10.176	676	83.78
10.500- 10.999	2	317,700.00	0.27%	360	47.00	10.550	624	90.00
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750- 2.999	2	$1,075,700.00	0.92%	360	48.00	6.359	699	79.34
3.000 - 3.249	1	175,000.00	0.15%	360	45.00	6.600	658	74.81
3.500- 3.749	7	1,793,500.00	1.54%	360	37.77	6.329	656	80.18
4.000 - 4.249	2	515,700.00	0.44%	360	44.25	7.381	662	90.00
4.250- 4.499	20	4,393,206.00	3.76%	360	44.59	8.495	648	84.67
4.500- 4.749	1	279,911.00	0.24%	360	48.00	6.100	742	86.13
4.750- 4.999	11	2,817,919.00	2.41%	360	40.70	7.339	719	84.90
5.000- 5.249	35	9,184,813.00	7.86%	360	41.95	7.133	683	82.92
5.250- 5.499	94	25,005,319.00	21.41%	360	41.65	6.837	664	80.16
5.500- 5.749	137	32,146,069.00	27.52%	360	40.36	7.145	646	81.06
5.750- 5.999	121	32,188,612.59	27.56%	360	41.11	7.466	630	81.95
6.000- 6.249	34	7,239,422.00	6.20%	360	42.35	7.647	643	76.81
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
May 2007	10	$2,711,699.00	2.32%	359	38.14	7.706	641	84.00
June 2007	377	94,066,199.00	80.53%	360	41.50	7.238	649	81.00
May 2008	2	924,650.00	0.79%	359	43.80	7.186	666	86.48
June 2008	76	19,112,623.59	16.36%	360	40.83	7.132	662	81.78
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	465	$116,815,171.59	100.00%	360	41.33	7.231	651	81.24
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	465	$116,815,171.59	100.00%	360	41.33	7.231	651	81.24
Total:	**465**	**$116,815,171.59**	**100.00%**	**360**	**41.33**	**7.231**	**651**	**81.24**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	312	$79,527,421.59	59.61%	360	41.42	7.320	655	84.12
Insured AVM	221	53,877,246.00	40.39%	360	40.95	7.096	651	76.21
Total:	**533**	**$133,404,667.59**	**100.00%**	**360**	**41.23**	**7.230**	**653**	**80.93**

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital

Finance	
Adam Smith	203-618-2271
Patrick Leo	203-618-2952
Trading	
Ron Weibye	203-618-6160
Peter McMullin	203-618-6160

Rating Agencies

Standard & Poor's	
Mark Goldenberg	212-438-1641
Moody's	
Keren Gabay	212-553-2728
Navneet Agarwal	212-553-3674
Fitch	
Andrea Murad	212-908-0896
Juliana Lee	212-908-0285